Pre,
5-31-06

txi

BY THE TON

2006 Annual Report

MISSION STATEMENT AND GOALS

We will build value by being the most efficient supplier of cement, aggregate and concrete products. We will continue to grow through innovation and geographic diversification.

CONTENTS


PROFILE

TXI is a leading supplier of cement, aggregate and consumer product building materials. All types of construction – residential, commercial and public works – use these materials.

Our primary markets are Texas and California, the nation's most populous states and the two largest cement markets in the U.S. Texas and California also lead the nation in receiving the largest shares of federal highway construction funding. We believe population growth trends in both states will continue to generate increasing construction activity in these markets for years to come.

Our strategy focuses on achieving leading positions in these growing markets while maintaining a low-cost profile. TXI is the largest, low-cost supplier of cement in Texas. Our current project to modernize and expand our California plant will make us a low-cost, number two producer of cement in that market.

TXI's aggregate, ready-mix and packaged concrete operations are leading suppliers to markets that are primarily in the Texas region. We are also the largest supplier of expanded shale and clay aggregate products west of the Mississippi River.

The long-term outlook for construction growth in Texas and California provides us with attractive expansion opportunities. Over the next four to five years, we expect to increase our annual capacity to make cement by 50% – from today's 5 million tons to 7.5 million tons – through the California project and through two projects in Texas. The same construction growth trends should provide expansion opportunities for our other building materials operations as well.

TO OUR SHAREHOLDERS:

2006 was a landmark year for TXI. Steel operations were successfully separated from the Company through a tax-free spin-off last summer. We embarked on a course to increase TXI's annual cement capacity from 5 million tons to 7.5 million tons over the next four to five years. And a renewed focus on improving efficiencies and expanding margins helped to generate significant results by fiscal year-end.

After extracting spin-off expenses and the large real estate gain from selling property near Houston, Texas, income from continuing operations improved by 33% compared to 2005. This improvement occurred despite an unprecedented spike in energy costs during the first half of the fiscal year.

Looking forward, TXI's strategy remains focused on the expansion of both product margins and cement production capacity. Additional opportunities to add cement capacity beyond our current California modernization and expansion project have been identified. The very large and growing construction markets in the Texas and California regions make these projects possible. The longer term outlook for these markets should afford additional expansion opportunities in the future.

Often, recognition of employees occurs towards the end of a shareholder letter. This year, I choose to recognize our employees early in my comments, for the dedication, innovation, creativity and pride they take in the work they do for our shareholders. We have opportunities for capacity growth and margin expansion that make us unique within our industry – and we certainly have the people who can seize and act upon these opportunities.

Construction Trends Remain Solid

About half of total cement demand has historically been accounted for by public construction; the remaining half of demand has been driven in equal parts by residential and nonresidential building. The mix of construction has changed with the ebb and flow of activity in each of the three sectors, but all have combined to generate very solid levels of demand for cement, aggregate and concrete in recent years.

Since the turn of the millennium, public construction has generally been strong and stable due to increased levels of federal highway funding. Even so, last summer's reauthorization of federal funding should increase spending in this area by another 30-35%, resulting in even greater levels of cement, aggregate and concrete consumption related to highway construction over the next several years.

Residential construction, which has been very strong in recent years throughout the United States, is currently slowing down in several markets. Texas, however, has not seen the investment-driven bubble in housing that many other markets have experienced. Instead, very favorable population growth has sustained homebuilding in the state.

MARKET GROWTH BY THE TON



Texas and California are TXI's primary markets. They are the largest cement consuming states in the nation and they are also the recipients of the largest shares of federal highway funding. Population ultimately determines construction activity. Texas and California are not only the two largest states by population, but these states are also expected to show above average population growth over time. In addition, the reauthorized, multi-year federal highway program calls for funding increases of 30-35% compared to the previous program. Add increased highway building to these two large and growing states and two attractive and growing markets for construction materials are the result.







CAPACITY EXPANSION BY THE TON







The expanding Texas and California markets will need more construction materials to meet demand and TXI is well-positioned to meet growing customer needs. In fact, our plans call for increasing TXI's annual cement manufacturing capacity by 50% over the next four to five years. Our modernization and expansion project for our California cement plant will add one million tons of cement capacity and should be complete by late fall or early winter of 2007. In addition, we are in the process of increasing production at our North Texas cement plant by approximately a half million tons as we incrementally improve various systems within the facility over time. Our third project, which calls for expanding our Central Texas cement plant by one million tons, is currently moving through the permitting process. These projects will also enhance TXI's current position as the largest supplier of cement in Texas and improve our California position by making us a number two producer of cement in that state.

In California, an expectation of continually increasing home prices has generated high levels of residential construction. However, this trend appears to be playing itself out in a number of the region's markets and a slowdown has become apparent. We do believe, though, that favorable population growth trends in both Texas and California will ultimately generate solid levels of homebuilding over the longer term.

Unlike public and residential building, commercial construction has been at relatively poor levels for several years in the United States as excess space built during the "high-tech" bubble of the late nineties had to be absorbed before new building activity could recover. During 2006, this sector of construction began to show signs of recovering.

As a result of overall construction activity, cement consumption currently outpaces cement production by approximately 25% in just about every market in the United States and this is certainly true for Texas and California, the nation's two largest cement markets. Improving trends in public and commercial construction should keep cement consumption at a level that exceeds domestic production capacity for the foreseeable future.

Favorable Markets Offer Opportunities for Growth

These favorable market conditions have allowed TXI to expand dramatically in the past and the same forces driving construction in Texas and California offer a number of significant expansion opportunities going forward. Just ten years ago TXI's total annual cement capacity stood at two million tons. Today, we make five million tons of cement per year and we are on track to add 2.5 million tons of capacity over the next four to five years through three projects.

Construction is currently under way to modernize and expand our California cement plant. By the fall or early winter of 2007, we plan to have a new plant online making 2.3 million tons of cement per year. It will replace 1.3 million tons of older, less efficient capacity at the same site. The added capacity and the improved production efficiencies associated with this $358 million project are expected to generate returns that will be well in excess of TXI's cost of capital.

In Texas, we have begun a process of incrementally expanding cement production at our North Texas plant over the next four to five years. As we work to "debottleneck" the plant, we expect to add 500,000 tons of capacity to a facility that had been producing 2.8 million tons annually. In fact, work accomplished during fiscal 2006 has already resulted in an increase of 100-150 thousand tons of annualized production.

In February of 2006, TXI applied for a permit to add an additional kiln line to our cement plant in Central Texas. We expect that this project will add approximately one million tons of annual cement capacity. We are in the permit approval process and preliminary design and engineering phase of this project. Our goal is to proceed with this expansion as quickly as possible.



Mel G. Brekhus
President and Chief Executive Officer

Again, these three projects should increase TXI's annual cement production from today's five million tons to 7.5 million tons – or by 50% over the next four to five years. This represents very significant growth in TXI's primary product line. We are also exploring opportunities to enhance our positions in aggregate and consumer products because construction growth in both Texas and California should generate an increasing demand for these products over time.

Staying Focused on Production Efficiencies

Increasing production efficiencies is also critical to TXI's strategic success. About half the financial benefit associated with our California cement plant project will come from efficiency improvements. Likewise, the debottlenecking efforts at our North Texas plant should yield more tons of cement produced at a lower average cost than would otherwise be the case.

But maintaining a low-cost profile requires a lot of blocking and tackling throughout all our product lines. Energy, transportation, labor, repair and maintenance expenses are all major cost items in our businesses. Employees at TXI have done a remarkable job of identifying and acting on opportunities to improve operations over the last year. Our actions were beginning to yield results by the end of 2006 and we look forward to a full year of benefits in 2007.

Balancing the Short Term and the Long Term

From the perspective of a construction materials supplier, five years is a relatively short period of time. We prefer to manage our business and follow a strategy based on a longer time frame that more aptly matches our long-lived assets. At the same time, though, please realize that we see significant opportunities out in front of us and we will be aggressive in pursuing them. I look forward to reporting significant progress to you in next year's shareholder letter.

Sincerely,



Mel G. Brekhus

President and Chief Executive Officer

July 12, 2006

EFFICIENCY IMPROVEMENT BY THE TON


782C
DALLAS, TX

Having large market shares in growing markets is important, but it is equally important to be a low-cost supplier to our customers – and this is always an on-going process. Half of the financial benefit from our California cement plant project is expected to come from improved production efficiencies as we replace old production equipment with highly productive new equipment. With the new plant in place, TXI will be a low-cost supplier of cement in California. In Texas, where our plants are already low-cost, our project to improve production at our northern plant will also lower average costs. Finding ways to be more efficient requires attention to the details in all our operations. It's a matter of focus – BY THE TON.






4325

DIRECTORS AND OFFICERS



BOARD OF DIRECTORS

Robert D. Rogers
Chairman of the Board

Mel G. Brekhus
President and
Chief Executive Officer

Robert Alpert
President and Chairman
of the Board –
Angelholm Corp. d/b/a –
The Alpert Companies

D. Samuel (Sam) Coats
President and CEO SI Restructuring
(Formerly Schlotzsky's, Inc.)

Gordon E. Forward
Private Investments

Keith W. Hughes
Management Consultant

Henry H. Mauz, Jr.
Admiral, U.S. Navy (Retired)

Thomas R. Ransdell
Private Investments

OFFICERS

Mel G. Brekhus
President and
Chief Executive Officer

Richard M. Fowler
Executive Vice President, Finance

Kenneth R. Allen
Vice President and Treasurer

Frederick G. Anderson
Vice President, General Counsel and
Secretary

Barry M. Bone
Vice President, Real Estate

J. Lynn Davis
Vice President, Cement

William J. Durbin
Vice President, Human Resources

George E. Eure
Vice President,
Expanded Shale and Clay

E. Leo Faciane
Vice President,
Environmental Affairs

Philip L. Gaynor
Vice President,
Cement Manufacturing

Carl Gentile
Vice President, Information Services

D. Randall Jones
Vice President, Communications and
Government Affairs

J. Michael Link
Vice President, Controller
Cement, Aggregate and Concrete

Stephen D. Mayfield
Vice President, Aggregates

James R. McCraw
Vice President, Accounting and
Risk Management

Michael E. Perkins
Vice President, Concrete

Ronnie A. Pruitt
Vice President, Aggregate and Cement
Marketing and Sales

J. Barrett Reese
Vice President, Marketing
Cement, Aggregate and Concrete

James B. Rogers
Vice President, Consumer Products

Wesley E. Schlenker
Assistant Secretary

T. Lesley Vines
Vice President,
Corporate Controller

SELECTED FINANCIAL DATA

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

$ In thousands except per share	2006	2005	2004	2003	2002
FOR THE YEAR					
Net sales	$ 943,922	$ 834,803	$ 767,179	$ 718,118	$ 762,414
Earnings					
Income (loss) from continuing operations	(589)	45,444	42,277	27,165	53,318
Income (loss) from discontinued operations	8,691	79,079	(4,378)	(51,362)	(2,042)
Cumulative effect of accounting change	–	–	(1,551)	–	–
Net income (loss)	8,102	124,523	36,348	(24,197)	51,276
Capital expenditures	110,245	46,178	15,887	32,327	12,822
PER SHARE INFORMATION					
Earnings per share (diluted)					
Income (loss) from continuing operations	$ (.03)	$ 1.99	$ 1.96	$ 1.28	$ 2.48
Income (loss) from discontinued operations	.38	3.46	(.20)	(2.42)	(.10)
Cumulative effect of accounting change	–	–	(.07)	–	–
Net income (loss)	.35	5.45	1.69	(1.14)	2.38
Cash dividends	.30	.30	.30	.30	.30
Book value	19.89	40.62	35.32	34.44	35.43
YEAR END POSITION					
Total assets	$1,080,570	$2,194,454	$1,944,133	$1,729,610	$1,773,277
Net working capital	283,924	372,849	269,314	58,300	61,722
Long-term debt	251,505	603,126	598,412	477,145	473,526
Convertible subordinated debentures	159,725	199,937	199,937	199,937	200,000
Shareholders' equity	473,064	927,567	761,984	727,509	762,410
Return on average common equity	1.8 %	14.7 %	5.0 %	(3.2)%	7.0 %
OTHER INFORMATION					
Diluted average common shares outstanding (in 000's)	23,071	22,835	21,572	21,236	21,517
Common stock prices					
High	$ 74.75	$ 69.01	$ 38.79	$ 37.70	$ 44.85
Low	45.62	36.24	21.11	17.35	23.00

On July 29, 2005, we completed the spin-off of our steel segment in the form of a pro-rata, tax-free dividend to our shareholders of one share of Chaparral Steel Company common stock for each share of our common stock that was owned on July 20, 2005. The results of operations of the steel segment prior to the spin-off are presented as discontinued operations. See Notes to Consolidated Financial Statements footnote entitled "Discontinued Operations" on pages 40 and 41.

Stock prices prior to July 29, 2005, the last trading day before the spin-off of Chaparral Steel Company, have not been adjusted for the value of the distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We are a leading supplier of construction materials. On July 29, 2005, we completed the spin-off of our steel segment in the form of a pro-rata, tax-free dividend to our shareholders of one share of Chaparral Steel Company ("Chaparral") common stock for each share of our common stock that was owned on July 20, 2005. The results of operations of the steel segment prior to the spin-off are presented as discontinued operations. See Notes to Consolidated Financial Statements footnote entitled "Discontinued Operations" on pages 40 and 41. Unless otherwise indicated, our discussion and analysis of financial condition and results of operations relates to our continuing operations.

We have organized our continuing operations into three business segments: cement, aggregates and consumer products. Our principal products are gray portland cement, produced and sold through our cement segment; stone, sand and gravel, produced and sold through our aggregates segment; and ready-mix concrete, produced and sold through our consumer products segment. Other products include expanded shale and clay aggregates, produced and sold through our aggregates segment, and packaged concrete and related products, produced and sold through our consumer products segment.

Our facilities are concentrated primarily in Texas, Louisiana and California. During fiscal year 2006, we commenced construction on a project to expand and modernize our Oro Grande, California cement plant. We plan to expand the Oro Grande plant to approximately 2.3 million tons of advanced dry process cement production capacity annually, and retire the 1.3 million tons of existing, but less efficient, production after the new plant is commissioned. We expect the Oro Grande project will take at least two years to construct and will cost approximately $358 million.

We own long-term reserves of the primary raw materials for the production of cement and aggregates. Our business requires large amounts of capital investment, energy, labor and maintenance. Our corporate administrative, financial, legal, environmental, human resources and real estate activities are not allocated to operations and are excluded from operating profit.

RESULTS OF OPERATIONS

The following table highlights certain of our operating information.

In thousands except per unit	Year ended May 31, 2006	2005	2004
Sales			
Cement	$ 447,594	$ 404,823	$ 362,824
Stone, sand and gravel	153,480	134,220	120,997
Ready-mix concrete	265,254	222,680	206,394
Other products	118,555	104,847	116,108
Interplant	(121,127)	(105,576)	(98,353)
Delivery fees	80,166	73,809	59,209
Net sales	$ 943,922	$ 834,803	$ 767,179
Shipments			
Cement (tons)	5,136	5,394	5,298
Stone, sand and gravel (tons)	25,246	23,616	22,282
Ready-mix concrete (cubic yards)	3,830	3,678	3,562
Prices			
Cement ($/ton)	$ 87.14	$ 75.05	$ 68.49
Stone, sand and gravel ($/ton)	6.08	5.68	5.43
Ready-mix concrete ($/cubic yard)	69.25	60.54	57.94
Cost of sales			
Cement ($/ton)	$ 63.65	$ 58.03	$ 53.60
Stone, sand and gravel ($/ton)	5.23	4.80	4.70
Ready-mix concrete ($/cubic yard)	67.69	61.12	57.75

Fiscal Year 2006 Compared to Fiscal Year 2005

Gross profit at $177.0 million increased $34.6 million from fiscal year 2005 as a result of improved margins.

Net Sales. Net sales at $943.9 million increased $109.1 million from fiscal year 2005. Total cement sales increased $42.8 million on 16% higher average prices and 5% lower shipments. Total stone, sand and gravel sales increased $19.3 million on 7% higher average prices and shipments. Total ready-mix concrete sales increased $42.6 million on 14% higher average prices and 4% higher volume. Construction activity in the Texas and California markets we serve remains solid. Average prices for our major products continue to improve. Average selling prices for cement increased throughout the year, following price increase announcements in the summer and spring quarters. These price increases followed increases in costs of sales discussed below. Average prices for stone, sand and gravel and ready-mix concrete had a similar pattern during the year. Cement shipments during the year declined because of lower beginning inventories and the lack of availability of outside purchases of cement and clinker in certain markets. We believe market conditions should continue to support the current level of pricing.

Cost of Sales. Cost of products sold at $766.9 million increased $74.5 million from fiscal year 2005. Cement unit costs increased 10%. Energy costs representing 38% of total cement costs increased 37%. Stone, sand and gravel unit costs increased 9%. Energy and maintenance costs representing 41% of total stone, sand and gravel costs increased 34% and 16%, respectively. Ready-mix concrete unit costs increased 11%, primarily due to price increases in its cement and aggregate raw materials.

Selling, General and Administrative. Selling, general and administrative expense at $88.7 million increased $10.2 million from fiscal year 2005. Operating selling, general and administrative expense at $49.6 million increased $4.4 million, primarily due to $6.3 million higher incentive compensation expense offset by lower insurance and general expenses. Corporate selling, general and administrative expense at $39.1 million increased $5.8 million, primarily due to $4.8 million higher incentive and stock-based compensation expenses.

Other Income. Other income at $47.3 million increased $24.5 million from fiscal year 2005. Operating other income at $32.0 million increased $15.7 million. Included in operating other income were a gain of $24.0 million from the sale of real estate in 2006 and a gain of $6.2 million from the sale of emissions credits in 2005. Both sales were associated with our expanded shale and clay aggregate operations in south Texas.

Additional routine sales of surplus operating assets resulted in gains of $5.4 million in 2006 and $6.7 million in 2005. Corporate other income increased $8.9 million to $15.2 million primarily as a result of an increase of $4.2 million in interest and real estate income and a gain of $3.8 million from the sale of an investment.

Fiscal Year 2005 Compared to Fiscal Year 2004

Gross profit at $142.4 million increased $12.6 million from fiscal year 2004. Favorable weather and improved cement production efficiencies in the May 2005 quarter contributed to improved margins for the year.

Net Sales. Net sales at $834.8 million increased $67.6 million from fiscal year 2004. Total cement sales increased $42.0 million on 10% higher average prices and 2% higher shipments. Total stone, sand and gravel sales increased $13.2 million on 5% higher average prices and 6% higher shipments. Total ready-mix concrete sales increased $16.3 million on 4% higher average prices and 3% higher volume. Continued solid demand for our major products resulted in higher average selling prices. Favorable weather in the May 2005 quarter increased shipments.

Cost of Sales. Cost of products sold at $692.4 million increased $55.1 million from fiscal year 2004. Cement unit costs increased 8%. Energy costs and maintenance costs representing 46.8% of total costs increased 13% and 8%, respectively. Stone, sand and gravel unit costs increased 2%. Energy and maintenance costs representing 39% of total costs were up 26% and 12%, respectively. Increased shipments reduced the effect of higher costs on overall unit costs. Ready-mix concrete unit costs increased 6%, primarily due to increases in raw material costs.

Selling, General and Administrative. Selling, general and administrative expense at $78.4 million increased $3.6 million from fiscal year 2004. Operating selling, general and administrative expense at $45.2 million decreased $1.0 million, primarily due to lower bad debt and insurance expenses offset in part by $2.2 million higher incentive compensation expense. Corporate selling, general and administrative expense at $33.2 million increased $4.6 million, primarily due to $4.4 million higher incentive compensation and retirement plan expenses.

Other Income. Other income at $22.7 million decreased $17.8 million from fiscal year 2004. Operating other income at $16.3 million decreased $22.8 million. Included in operating other income were a gain of $6.2 million from the sale of emissions credits in 2005 and a gain of $34.7 million from the sale of our brick production facilities in Texas and Louisiana in 2004. Additional routine sales of surplus operating assets resulted in gains of $6.7 million in 2005 and $3.1 million in 2004. Corporate other income at $6.4 million increased $5.0 million primarily as a result of an increase of $4.3 million in interest and real estate income.

Interest Expense

Interest expense at $31.2 million increased $7.6 million from fiscal year 2005. Interest expense capitalized in conjunction with our Oro Grande, California cement plant expansion and modernization project reduced the amount of interest expense recognized by $1.5 million. Total interest expense to be capitalized related to this project during the two-year construction period is currently estimated at $25 million.

In connection with the spin-off of Chaparral, we entered into new financing agreements and purchased the outstanding $600 million aggregate principal amount of 10.25% senior notes due 2011. On July 6, 2005, we issued $250 million aggregate principal amount of new 7.25% senior notes due 2013 and entered into a separate new senior secured revolving credit facility.

Prior to the spin-off of Chaparral, interest was allocated to discontinued operations based on the amount of our consolidated debt attributed to the steel operations. The total amount of interest allocated was $5.4 million in 2006, $47.3 million in 2005 and $49.6 million in 2004.

Loss on Early Retirement of Debt

Loss on debt retirements and spin-off charges includes a loss of $107.0 million related to the early retirement of our 10.25% senior notes and old credit facility consisting of $96.0 million in premiums and consent payments plus transaction costs and a write-off of $11.0 million of debt issuance costs and interest rate swap gains and losses associated with the debt purchased. We also incurred expense of $800,000 related to the May 2006 conversion of $40.2 million of convertible subordinated debentures. In addition, we incurred $5.4 million in charges related to the spin-off of Chaparral in July 2005.

We recognized a loss on early retirement of debt of $12.3 million in fiscal year 2004 as a result of the June 2003 refinancing and May 2004 partial termination of our old senior secured credit facility.

Income Taxes

Our effective tax rate for continuing operations was 93.3% in 2006, 27.0% in 2005 and 28.5% in 2004. The primary reason that the effective tax rate differed from the 35% statutory corporate rate was due to state income taxes, additional percentage depletion that is tax deductible and, in 2006, spin-off and debt conversion costs that are not tax deductible. The effective rate for discontinued operations was 35.1% in 2006, 35.0% in 2005 and 35.7% in 2004.

We incurred federal and state net operating losses in 2006. A portion of the federal net operating loss is planned to be carried back and offset against federal taxable income in 2005 with the remaining balance carried forward against expected federal taxable income in 2007. The state net operating losses are planned to be carried forward against expected state taxable income in 2007 and subsequent years. Accounts receivable in 2006 includes $9.5 million representing the expected tax refund claim. Deferred taxes include a $13.7 million alternative minimum tax credit carryforward that is available for offset against future regular federal income taxes.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. We did not realize a benefit in 2006 because of a taxable loss for the year.

Income from Discontinued Operations – Net of Income Taxes

As a result of the spin-off of Chaparral, the operating results of our steel segment, including the allocation of certain corporate expenses, have been reclassified and presented as discontinued operations. Fiscal year 2006 includes steel operations through the July 29, 2005 spin-off date.

Cumulative Effect of Accounting Change – Net of Income Taxes

Effective June 1, 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement of long-lived assets. We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Application of the new rules resulted in a cumulative charge of $1.6 million, net of income taxes of $800,000 in fiscal year 2004.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect management's more complex judgments and estimates.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. We are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Goodwill. Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

New Accounting Standards. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment". SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock Based Compensation", and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. We will adopt SFAS 123R effective June 1, 2006 using the "modified prospective" method. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Financial information for periods prior to the date of adoption of SFAS 123R would not be restated. We currently utilize a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. We have not yet determined which model we will use to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS 123R.

The adoption of SFAS No. 123R will not have an impact on our consolidated financial position. Although the impact of SFAS No. 123R on our results of operations cannot be predicted at this time because it will depend on the number of equity awards granted in the future, as well as the model used to value the awards, it is expected to have a significant effect on our future results of operations. However, had we adopted the requirements of SFAS No. 123R in prior periods, the impact would have approximated the amounts disclosed in "Summary of Significant Accounting Policies – Stock-based Compensation" in the Notes to Consolidated Financial Statements.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," which will become effective for us beginning June 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead cost to inventory be based on the normal capacity of the production facilities. We are currently evaluating the potential impact of this standard on our financial position and results of operations.

In March 2005, the Emerging Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," which will become effective for us beginning June 1, 2006. EITF 04-6 requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are incurred. In June 2005, the EITF modified the consensus requiring entities to recognize any cumulative effect adjustment in retained earnings in the period of adoption. As of May 31, 2006, the balance of our post-production capitalized stripping costs was $7.9 million. In accordance with the transition provision of EITF 04-6, the Company will write off these deferred costs to retained earnings on June 1, 2006, and prospectively recognize the costs of all post-production stripping activity as a cost of the inventory produced during the period the stripping costs are incurred. Although dependent in part on the future level of post-production stripping activity which varies from period to period, we do not expect that the adoption of EITF 04-6 will have a material impact on our financial position or results of operations for periods following adoption.

LIQUIDITY AND CAPITAL RESOURCES

In addition to cash and cash equivalents of $84.1 million at May 31, 2006, our sources of liquidity include cash from operations, proceeds from sales of our short-term investments, borrowings available under our $200 million senior secured revolving credit facility and distributions available from our investments in life insurance contracts.

Short-term Investments. Our short-term investments, totaling $50.6 million at May 31, 2006, consist of investment grade auction rate securities with an active resale market to ensure liquidity and the ability to be readily converted into cash. These securities are expected to be sold within one year to fund current operations, or satisfy other cash requirements as needed.

Senior Secured Revolving Credit Facility. We have available a $200 million senior secured revolving credit facility expiring in July 2010. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit are deducted from the borrowing availability under the facility. At May 31, 2006, $27.0 million of the facility was utilized to support letters of credit. Amounts drawn under the facility bear interest either at the LIBOR rate plus a margin of 1% to 2%, or at a base rate (which is the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on our leverage ratio.

All of our consolidated subsidiaries, following the spin-off of Chaparral, have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interest in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries.

The credit facility contains covenants restricting, among other things, prepayment or redemption of our new 7.25% senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. We are in compliance with all of our loan covenants.

Investments in Life Insurance Contracts. During 2005 we repaid previous distributions received from our investments in life insurance contracts in the amount of $51.2 million. Approximately $50 million of these funds are available for redistribution at our election.

Contractual Obligations. The following is a summary of our estimated future payments under our material contractual obligations as of May 31, 2006.

In thousands	Total	2007	2008	2009	2010-2011	After 2011
			Future Payments by Period			
Borrowings						
Long-term debt (1)	$ 252,186	$ 681	$ 1,135	$ –	$ –	$250,370
Convertible subordinated debentures (2)	159,725	–	–	–	–	159,725
Interest	331,523	27,008	26,933	26,910	53,820	196,852
Leases (3)	56,061	15,670	8,840	8,268	15,536	7,747
Coal supply contracts (4)	79,051	28,559	31,639	18,853	–	–
Other unconditional purchase obligations (5)	278,200	220,000	58,200	–	–	–
Asset retirement obligations (6)	19,349	1,458	510	–	1,354	16,027
Defined benefit plans (7) (8)	98,106	2,610	2,700	3,133	7,407	82,256
	$1,274,201	$295,986	$129,957	$57,164	$78,117	$712,977

(1) Our long-term debt is described in Notes to Consolidated Financial Statements footnote entitled "Long-term Debt" on pages 29 and 30. Our outstanding letters of credit issued under the senior secured revolving credit facility only collateralize payment of recorded liabilities.

(2) Our convertible subordinated debentures are described in Notes to Consolidated Financial Statements footnote entitled "Convertible Subordinated Debentures" on pages 30 and 31.

(3) We lease certain mobile and other equipment, office space and other items used in our operations under operating leases that may in the normal course of business be renewed or replaced by subsequent leases. Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced.

(4) In December 2005 we renegotiated three long-term contracts for the purchase of coal for use in our cement and expanded shale and clay plants in Texas that now require minimum amounts of coal be purchased. We expect to utilize these required amounts in the normal course of business operations. These future minimum payment amounts exclude transportation surcharges that may be imposed under certain circumstances.

(5) We have entered into construction and equipment purchase contracts in connection with the expansion and modernization of our Oro Grande, California cement plant. We expect the project will take at least two years to construct with actual capital expenditures occurring as the work progresses.

(6) We incur legal obligations for asset retirement as part of our normal operations related to land reclamation, plant removal, and Resource Conservation and Recovery Act closures.

(7) We pay benefits under a series of non-qualified defined benefit plans.

(8) We pay benefits under a health benefit plan covering approximately 600 employees and retirees of our California cement subsidiary. These employees are also covered by a qualified defined benefit pension plan. We contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus additional amounts considered appropriate. We expect to make a plan contribution of $2.6 million in fiscal year 2007.

During fiscal year 2006, we commenced construction on a project to expand and modernize our Oro Grande, California cement plant. We plan to expand the Oro Grande plant to approximately 2.3 million tons of advanced dry process cement production capacity annually, and retire the 1.3 million tons of existing, but less efficient, production after the new plant is commissioned. We expect the Oro Grande project will take at least two years to construct and will cost approximately $358 million excluding capitalized interest related to the project. We expect our capital expenditures in fiscal year 2007, including those related to the expansion and modernization of our Oro Grande cement plant, to be approximately $280 million.

We expect cash and cash equivalents, cash from operations, proceeds from sales of our short-term investments, available borrowings under our senior secured revolving credit facility and available distributions from our investments in life insurance contracts to be sufficient to provide funds for capital expenditure commitments (including the expansion and modernization of our Oro Grande, California cement plant), scheduled debt payments, working capital needs and other general corporate purposes for at least the next year.

Cash Flows

Net cash provided by continuing operating activities was $97.4 million, compared to $144.4 million in fiscal year 2005. The decrease resulted primarily from changes in working capital items and the utilization of tax benefits in 2005. Accounts receivable increased $5.1 million, primarily due to higher selling prices. Inventories increased $18.8 million, primarily due to higher levels of clinker and finished cement. Accounts payable and accrued expenses increased $11.2 million, primarily as a result of increased accounts payable due to higher manufacturing costs and higher incentive compensation accruals. We also incurred a federal net operating tax loss in 2006 that resulted in a $9.5 million tax refund claim.

Net cash used by continuing investing activities was $141.4 million, compared to $98.5 million in fiscal year 2005. Capital expenditures incurred in connection with the expansion and modernization of our Oro Grande, California cement plant were $73.2 million, up $66.8 million from the prior year. Capital expenditures for normal replacement and technological upgrades of existing equipment and acquisitions to sustain our existing operations were $37.0 million, down $2.8 million from the prior year. In 2006, we invested $50.5 million in auction rate securities. In 2005, we increased our investment in life insurance contracts primarily as a result of repaying $51.2 million in prior distributions. Proceeds from asset disposals result from routine sales of surplus operating assets, which in fiscal year 2006 included the proceeds from the sale of real estate associated with our expanded shale and clay operations in south Texas and in fiscal year 2004 included the proceeds from the sale of our brick production facilities in Texas and Louisiana.

Net cash used for continuing financing activities was $453.5 million, compared to $27.7 million provided in fiscal year 2005. We purchased $600 million aggregate principal amount of our 10.25% senior notes, paying $96.0 million in premiums and consent payments plus transaction costs. To fund the purchase we issued $250 million aggregate principal amount of our new 7.25% senior notes and incurred $7.4 million in debt issuance costs, received a cash dividend of $341.1 million from Chaparral and used $112.3 million of cash and cash equivalents on hand.

Net cash provided by discontinued operations was $330.1 million, compared to $44.9 million in fiscal year 2005. In connection with our refinancing and spin-off transactions, Chaparral issued $300 million aggregate principal amount of senior notes and borrowed $50 million under its new $150 million credit facility. The net proceeds were used to pay us a dividend of $341.1 million.

OTHER ITEMS

Environmental Matters

We are subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental laws and regulations; however, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain environmental laws and regulations. Based on our experience and the information currently available to us, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements, or discovery of currently unknown conditions, could require additional expenditures by us.

Market Risk

Historically, we have not entered into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of our investments, changes in market interest rates would not have a significant impact on their fair value. The fair value of fixed rate debt will vary as interest rates change.

The estimated fair value of each class of financial instrument as of May 31, 2006 approximates its carrying value except for long-term debt having fixed interest rates and convertible subordinated debentures. The fair value of long-term debt at May 31, 2006, estimated based on broker/dealer quoted market prices, is approximately $257.2 million compared to the carrying amount of $252.2 million. The fair value of convertible subordinated debentures at May 31, 2006, estimated based on NYSE quoted market prices, is approximately $164.5 million compared to the carrying amount of $159.7 million.

Our operations require large amounts of energy and are dependent upon energy sources, including electricity and fossil fuels. Prices for energy are subject to market forces largely beyond our control. In December 2005 we renegotiated three contracts for the purchase of coal for use in our cement and expanded shale and clay plants in Texas. Each contract specifies a fixed price (escalated quarterly or annually) at which we must purchase a minimum amount of coal each calendar year through 2008, and we may purchase additional amounts up to a specified maximum. We have generally not entered into any long-term contracts to satisfy our natural gas and electricity needs. However, we continually monitor these markets and we may decide in the future to enter into long-term contracts. If we are unable to meet our requirements for fuel and electricity, we may experience interruptions in our production. Price increases or disruption of the uninterrupted supply of these products could adversely affect our results of operations.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on our business, the level of construction activity in our markets, abnormal periods of inclement weather, unexpected periods of equipment downtime, changes in the cost of raw materials, fuel and energy, the impact of environmental laws and other regulations, and the risks and uncertainties described in Part I, Item 1A, "Risk Factors" in our Annual Report on Form 10-K for the year ended May 31, 2006.

CONSOLIDATED BALANCE SHEETS
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	May 31, 2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 84,139	$ 251,600
Short-term investments	50,606	–
Receivables – net	132,849	117,363
Inventories	102,052	83,291
Deferred income taxes and prepaid expenses	33,599	28,754
TOTAL CURRENT ASSETS	403,245	481,008
OTHER ASSETS		
Goodwill	58,395	58,395
Real estate and investments	125,913	100,200
Deferred charges and intangibles	22,706	27,571
Assets of discontinued operations	–	1,114,627
	207,014	1,300,793
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	128,056	131,911
Buildings	42,069	45,847
Machinery and equipment	688,255	682,962
Construction in progress	95,094	22,096
	953,474	882,816
Less depreciation and depletion	483,163	470,163
	470,311	412,653
	$1,080,570	$2,194,454
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 63,581	$ 58,022
Accrued interest, wages and other items	55,059	49,449
Current portion of long-term debt	681	688
TOTAL CURRENT LIABILITIES	119,321	108,159
LONG-TERM DEBT	251,505	603,126
CONVERTIBLE SUBORDINATED DEBENTURES	159,725	199,937
DEFERRED INCOME TAXES AND OTHER CREDITS	76,955	77,138
LIABILITIES OF DISCONTINUED OPERATIONS	–	278,527
SHAREHOLDERS' EQUITY		
Common stock, $1 par value	25,863	25,067
Additional paid-in capital	334,054	285,313
Retained earnings	169,696	686,476
Cost of common stock in treasury	(52,093)	(61,566)
Pension liability adjustment	(4,456)	(7,723)
	473,064	927,567
	$1,080,570	$2,194,454

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	Year Ended May 31, 2006	2005	2004
NET SALES	$943,922	$834,803	$767,179
Cost of products sold	766,941	692,414	637,347
GROSS PROFIT	176,981	142,389	129,832
Selling, general and administrative	88,663	78,434	74,814
Interest	31,155	23,533	24,102
Loss on debt retirements and spin-off charges	113,247	894	12,302
Other income	(47,270)	(22,727)	(40,482)
	185,795	80,134	70,736
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(8,814)	62,255	59,096
Income taxes (benefit)	(8,225)	16,811	16,819
INCOME (LOSS) FROM CONTINUING OPERATIONS	(589)	45,444	42,277
Income (loss) from discontinued operations – net of income taxes	8,691	79,079	(4,378)
INCOME BEFORE ACCOUNTING CHANGE	8,102	124,523	37,899
Cumulative effect of accounting change – net of income taxes	–	–	(1,551)
NET INCOME	$ 8,102	$124,523	$ 36,348
Basic earnings (loss) per share			
Income (loss) from continuing operations	$ (.03)	$ 2.06	$ 2.00
Income (loss) from discontinued operations	.38	3.58	(.21)
Cumulative effect of accounting change	–	–	(.07)
Net income	$ .35	$ 5.64	$ 1.72
Diluted earnings (loss) per share			
Income (loss) from continuing operations	$ (.03)	$ 1.99	$ 1.96
Income (loss) from discontinued operations	.38	3.46	(.20)
Cumulative effect of accounting change	–	–	(.07)
Net income	$ .35	$ 5.45	$ 1.69
Average shares outstanding			
Basic	23,071	22,076	21,183
Diluted	23,071	22,835	21,572
Cash dividends per share	$ .30	$ .30	$ .30

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	Year Ended May 31, 2006	2005	2004
OPERATING ACTIVITIES			
Net income	$ 8,102	$ 124,523	$ 36,348
Adjustments to reconcile net income to cash provided (used) by continuing operating activities			
Loss (income) from discontinued operations	(8,691)	(79,079)	4,378
Cumulative effect of accounting change	–	–	1,551
Loss on debt retirements	107,006	–	12,302
Gain on asset disposals	(34,768)	(6,582)	(37,997)
Depreciation, depletion and amortization	44,955	46,474	47,409
Deferred income taxes	6,581	33,811	319
Income tax benefit from stock option exercises	9,969	8,000	–
Other – net	(2,399)	889	5,391
Changes in operating assets and liabilities			
Receivables repurchased	–	–	(72,032)
Accounts receivable – net	(5,060)	(8,873)	1,052
Inventories	(18,761)	6,082	1,664
Prepaid expenses	63	(1,680)	(5,744)
Accounts payable and accrued liabilities	(12,155)	17,017	(3,011)
Other credits	2,527	3,838	7,375
Cash provided (used) by continuing operating activities	97,369	144,420	(995)
Cash provided (used) by discontinued operating activities	(7,778)	73,104	12,668
Net cash provided by operating activities	89,591	217,524	11,673
INVESTING ACTIVITIES			
Capital expenditures – expansions	(73,212)	(6,365)	(731)
Capital expenditures – other	(37,033)	(39,813)	(15,156)
Proceeds from asset disposals	23,107	7,136	47,243
Purchases of short-term investments	(50,500)	–	–
Investments in life insurance contracts	(4,366)	(58,798)	(1,162)
Other – net	612	(677)	(2,875)
Cash provided (used) by continuing investing activities	(141,392)	(98,517)	27,319
Cash used by discontinued investing activities	(2,757)	(28,163)	(14,068)
Net cash provided (used) by investing activities	(144,149)	(126,680)	13,251
FINANCING ACTIVITIES			
Long-term borrowings	250,000	–	718,097
Debt retirements	(600,700)	(699)	(592,398)
Debt issuance costs	(7,363)	(39)	(16,378)
Debt retirement costs	(96,029)	–	(8,605)
Interest rate swap terminations	–	(6,315)	8,358
Stock option exercises	7,510	41,399	2,515
Common dividends paid	(6,908)	(6,643)	(6,336)
Cash provided (used) by continuing financing activities	(453,490)	27,703	105,253
Cash provided by discontinued financing activities	340,587	–	–
Net cash provided (used) by financing activities	(112,903)	27,703	105,253
Increase (decrease) in cash and cash equivalents	(167,461)	118,547	130,177
Cash and cash equivalents at beginning of year	251,600	133,053	2,876
Cash and cash equivalents at end of year	$ 84,139	$ 251,600	$ 133,053

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

$ In thousands except per share	Common Stock $1 Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Pension Liability Adjustment	Total Shareholders' Equity
May 31, 2003	$25,067	$260,936	$ 538,584	$(91,186)	$(5,892)	$ 727,509
Net income	–	–	36,348	–	–	36,348
Pension liability adjustment – net of tax	–	–	–	–	1,410	1,410
Common dividends paid – $.30 per share	–	–	(6,336)	–	–	(6,336)
Treasury shares issued for bonuses and options – 139,957 net shares	–	519	–	2,534	–	3,053
May 31, 2004	25,067	261,455	568,596	(88,652)	(4,482)	761,984
Net income	–	–	124,523	–	–	124,523
Pension liability adjustment – net of tax	–	–	–	–	(3,241)	(3,241)
Common dividends paid – $.30 per share	–	–	(6,643)	–	–	(6,643)
Treasury shares issued for bonuses and options and settlement of deferred compensation agreements – 1,526,995 net shares	–	23,858	–	27,086	–	50,944
May 31, 2005	25,067	285,313	686,476	(61,566)	(7,723)	927,567
Net income	–	–	8,102	–	–	8,102
Pension liability adjustment – net of tax	–	–	–	–	3,267	3,267
Common dividends paid – $.30 per share	–	–	(6,908)	–	–	(6,908)
Distribution of discontinued operations to shareholders	–	–	(517,974)	–	–	(517,974)
Treasury shares issued for bonuses and options and settlement of deferred compensation agreements – 420,791 net shares	–	9,410	–	9,473	–	18,883
Common stock issued for conversion of subordinated debentures – 795,471 shares	796	39,331	–	–	–	40,127
May 31, 2006	$25,863	$334,054	$ 169,696	$(52,093)	$(4,456)	$473,064

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Texas Industries, Inc. and subsidiaries (unless the context indicates otherwise, collectively, the "Company" or "TXI") is a leading supplier of construction materials. On July 29, 2005, the Company completed the spin-off of its steel segment in the form of a pro-rata, tax-free dividend to the Company's shareholders of one share of Chaparral Steel Company ("Chaparral") common stock for each share of the Company's common stock that was owned on July 20, 2005. Following the spin-off, the Company's continuing operations were organized into three business segments: cement, aggregates and consumer products, which produce and sell cement; stone, sand and gravel and expanded shale and clay aggregate; ready-mix concrete and packaged concrete and related products, respectively, from facilities concentrated in Texas, Louisiana and California.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except a subsidiary trust in which the Company has a variable interest but is not the primary beneficiary. As a result of the spin-off of the steel segment the prior period financial statements have been reclassified to present the steel segment as discontinued operations. See "Discontinued Operations" footnote on pages 40 and 41. In addition, certain other amounts in the prior period financial statements have been reclassified to conform to the current period presentation. Unless otherwise indicated, all amounts in the accompanying footnotes relate to continuing operations.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2006 approximates its carrying value except for long-term debt having fixed interest rates and convertible subordinated debentures. The fair value of long-term debt at May 31, 2006, estimated based on broker/dealer quoted market prices, is approximately $257.2 million compared to the carrying amount of $252.2 million. The fair value of convertible subordinated debentures at May 31, 2006, estimated based on NYSE quoted market prices, is approximately $164.5 million compared to the carrying amount of $159.7 million.

Cash and Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Short-Term Investments. The Company's short-term investments consist of investment grade auction rate securities with an active resale market to ensure liquidity and the ability to be readily converted into cash to fund current operations, or satisfy other cash requirements as needed. These securities have legal maturities ranging from 19 to 38 years, but have their interest rates reset at predetermined intervals, typically less than 30 days, through an auction process. These securities are expected to be sold within one year, regardless of their legal maturity date. Accordingly, these securities have been classified as available-for-sale and as current assets in the consolidated balance sheet as of May 31, 2006. The auction rate securities are stated at cost plus accrued interest which approximates fair value. Net unrealized gains and losses, net of deferred taxes, are not significant due to the short duration between interest rate reset dates. Purchase and sale activity of short-term investments is presented as cash flows from investing activities in the consolidated statements of cash flows.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If the Company is aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. The Company is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. The Company is a defendant in lawsuits which arose in the normal course of business, and makes provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for the Company's primary operating facilities range from 10 to 25 years. Maintenance and repairs are charged to expense as incurred.

Goodwill. Management tests goodwill for impairment at least annually by reporting unit. If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors. Goodwill having a carrying value of $58.4 million at both May 31, 2006 and 2005 resulted from the acquisition of Riverside Cement Company and is identified with the Company's California cement operations. The fair value of the reporting unit exceeds its carrying value.

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial, office or multi-use parks totaled $7.3 million and $9.2 million at May 31, 2006 and 2005, respectively.

Investments are composed primarily of life insurance contracts purchased in connection with certain Company benefit plans. The contracts, recorded at their net cash surrender value, totaled $96.3 million (net of distributions of $1.3 million) at May 31, 2006 and $89.4 million (net of distributions of $1.3 million) at May 31, 2005. Distributed amounts totaling $51.2 million were repaid in 2005. Charges incurred on the distributions of $100,000 in both 2006 and 2005, and $3.3 million in 2004 were included in interest expense.

Investments also include a note receivable in the amount of $22.0 million which matures on July 31, 2007, taken by the Company in connection with a $24.0 million sale of land associated with its expanded shale and clay operations in south Texas.

Deferred Charges and Intangibles. Deferred charges are composed primarily of debt issuance costs that totaled $10.3 million and $17.3 million at May 31, 2006 and 2005, respectively. The costs are amortized over the term of the related debt.

Intangibles are composed of non-compete agreements and other intangibles with finite lives being amortized on a straight-line basis over periods of 7 to 15 years. Their carrying value, adjusted for write-offs, totaled $1.4 million (net of accumulated amortization of $3.0 million) at May 31, 2006 and $1.8 million (net of accumulated amortization of $2.6 million) at May 31, 2005. Amortization expense incurred was $400,000 in each of the years ending 2006, 2005 and 2004. Estimated amortization expense for each of the five succeeding years is approximately $300,000 per year.

Other Credits. Other credits of $55.3 million at May 31, 2006 and $57.8 million at May 31, 2005 are composed primarily of liabilities related to the Company's retirement plans, deferred compensation agreements and asset retirement obligations.

Asset Retirement Obligations. Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through a charge to operating expense. A gain or loss on settlement is recognized if the obligation is settled for other than the carrying amount of the liability.

The Company incurs legal obligations for asset retirement as part of its normal operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Prior to the adoption of SFAS No. 143, the Company generally accrued for land reclamation obligations related to its aggregate mining process on the unit of production basis and for its other obligations as incurred. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management's assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates. The initial application of the new rules at June 1, 2003, resulted in an increase in net property, plant and equipment of $500,000, a net increase in asset retirement obligation liabilities of $2.9 million and a pretax cumulative charge of $2.4 million.

Changes in asset retirement obligations are as follows:

In thousands	2006	2005
Balance at beginning of year	$4,655	$4,455
Additions	5	190
Accretion expense	456	314
Settlements	(770)	(304)
Balance at end of year	$4,346	$4,655

Pension Liability Adjustment. The pension liability adjustment to shareholders' equity totaled $4.5 million (net of tax of $2.5 million) at May 31, 2006 and $7.7 million (net of tax of $4.2 million) at May 31, 2005. The adjustment relates to a defined benefit retirement plan covering approximately 600 employees and retirees of the Company's California cement subsidiary. Comprehensive income or loss consists of net income or loss and the pension liability adjustment to shareholders' equity. Comprehensive income was $11.4 million in 2006, $121.3 million in 2005 and $37.8 million in 2004.

Net Sales. Sales are recognized when title has transferred and products are delivered. The Company includes delivery fees in the amount it bills customers to the extent needed to recover the Company's cost of freight and delivery. Net sales are presented as revenues including these delivery fees.

Other Income. Routine sales of surplus operating assets and real estate resulted in gains of $35.0 million in 2006, $9.0 million in 2005 and $4.2 million in 2004. In addition, other income in 2006 includes a gain of $3.8 million from the sale of certain investment assets. Other income in 2005 includes a gain of $6.2 million from the sale of emissions credits associated with the Company's expanded shale and clay aggregate operations in south Texas. Other income in 2004 includes a gain of $34.7 million from the sale of the Company's Texas and Louisiana brick production facilities.

Income Taxes. Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

Earnings Per Share ("EPS"). Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during the period including certain contingently issuable shares.

Contingently issuable shares relate to deferred compensation agreements in which directors elected to defer annual and meeting fees and vested shares under the Company's former stock awards program. The deferred compensation is denominated in shares of the Company's common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from the Company. The shares are considered contingently issuable because the director has an unconditional right to the shares to be issued. Vested stock award shares are issued in the year in which the employee reaches age 60.

Diluted EPS adjusts income from continuing operations and the outstanding shares for the dilutive effect of convertible subordinated debentures, stock options and awards.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	2006	2005	2004
Basic earnings (loss)			
Income (loss) from continuing operations	$ (589)	$ 45,444	$ 42,277
Income (loss) from discontinued operations	8,691	79,079	(4,378)
Cumulative effect of accounting change	–	–	(1,551)
Basic income	$ 8,102	$124,523	$ 36,348
Diluted earnings (loss)			
Income (loss) from continuing operations	$ (589)	$ 45,444	$ 42,277
Interest on convertible subordinated debentures – net of tax	–	–	–
Diluted income (loss) from continuing operations	(589)	45,444	42,277
Income (loss) from discontinued operations	8,691	79,079	(4,378)
Cumulative effect of accounting change	–	–	(1,551)
Diluted income	$ 8,102	$124,523	$ 36,348
Shares			
Weighted-average shares outstanding	23,052	22,029	21,113
Contingently issuable shares	19	47	70
Basic weighted-average shares	23,071	22,076	21,183
Convertible subordinated debentures	–	–	–
Stock option and award dilution	–	759	389
Diluted weighted-average shares*	23,071	22,835	21,572
Basic earnings (loss) per share			
Income (loss) from continuing operations	$ (.03)	$ 2.06	$ 2.00
Income (loss) from discontinued operations	.38	3.58	(.21)
Cumulative effect of accounting change	–	–	(.07)
Net income	$ .35	$ 5.64	$ 1.72
Diluted earnings (loss) per share			
Income (loss) from continuing operations	$ (.03)	$ 1.99	$ 1.96
Income (loss) from discontinued operations	.38	3.46	(.20)
Cumulative effect of accounting change	–	–	(.07)
Net income	$ .35	$ 5.45	$ 1.69
* Shares excluded due to antidilutive effect			
Convertible subordinated debentures	3,849	2,888	2,888
Stock options and awards	711	184	1,305

Stock-based Compensation. The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Generally, no expense is recognized related to the Company's stock options because the exercise price of each option is set at the fair market value of the underlying common stock on the date the option is granted.

In accordance with SFAS No. 123, the Company discloses the compensation cost related to its stock options based on the estimated fair value at the date of grant. All options were granted with graded vesting valued as single awards and the compensation cost recognized using a straight-line attribution method over the shorter of the vesting period or required service period with forfeitures recognized as they occurred. The fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model. In 2006, the weighted-average fair value of options granted was $20.46 based on weighted average assumptions for dividend yield of .58%, volatility factor of .338, risk-free interest rate of 4.31% and expected life in years of 5.4. In 2005, the weighted-average fair value of options granted was $23.83 based on weighted average assumptions for dividend yield of .50%, volatility factor of .345, risk-free interest rate of 3.89% and expected life in years of 6.4. No options were granted in 2004.

Expected dividend yields were based on the approved annual dividend rate in effect and the current market price of the Company's common stock at the time of grant. Expected volatility was based on an analysis of historical volatility of the Company's common stock. Risk-free interest rates were determined using the implied yield currently available for U.S. treasury bonds and notes with a remaining term equal to the expected life of the options. Expected lives of options are determined based on the historical share option exercise experience of the Company's optionees.

In addition to grants under its stock option plans, the Company has provided stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. Stock compensation expense related to these grants is included in the determination of net income as reported in the financial statements.

If the Company had applied the fair value recognition provision of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the following pro forma amounts:

In thousands except per share	2006	2005	2004
Net income			
As reported	$ 8,102	$ 124,523	$ 36,348
Plus: stock-based compensation included in the determination of net income as reported, net of tax	2,839	1,180	1,386
Less: fair value of stock-based compensation, net of tax	(3,742)	(1,420)	(4,866)
Pro forma	$ 7,199	$ 124,283	$ 32,868
Basic earnings per share			
As reported	$ .35	$ 5.64	$ 1.72
Pro forma	.31	5.63	1.55
Diluted earnings per share			
As reported	.35	5.45	1.69
Pro forma	.31	5.44	1.52

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock Based Compensation", and supersedes APB Opinion No. 25. Among other items, SFAS No. 123R eliminates the use of APB Opinion No. 25 and the intrinsic value method of accounting, and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The Company will adopt SFAS No. 123R effective June 1, 2006 using the "modified prospective" method. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Financial information for periods prior to the date of adoption of SFAS No. 123R would not be restated. The Company currently utilizes a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has not yet determined which model it will use to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS No. 123R.

The adoption of SFAS No. 123R will not have an impact on the Company's consolidated financial position. Although the impact of SFAS No. 123R on the Company's results of operations cannot be predicted at this time, because it will depend on the number of equity awards granted in the future, as well as the model used to value the awards, it is expected to have a significant effect on the Company's future results of operations. However, had the Company adopted the requirements of SFAS No. 123R in prior periods, the impact would have approximated the amounts disclosed in the table above.

SFAS No. 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated because they depend on, among other things, when employees exercise stock options.

Accounting for Mining Stripping Costs. In March 2005, the Emerging Issues Task Force reached a consensus on Issue 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry," which will become effective for the Company beginning June 1, 2006. EITF 04-6 requires that stripping costs incurred during the production phase of the mine be included in the costs of the inventory produced during the period that the stripping costs are incurred. In June 2005, the EITF modified the consensus requiring entities to recognize any cumulative effect adjustment in retained earnings in the period of adoption. As of May 31, 2006, the balance of the Company's post-production capitalized stripping costs was $7.9 million. In accordance with the transition provision of EITF 04-6, the Company will write off these deferred costs to retained earnings on June 1, 2006, and prospectively recognize the costs of all post-production stripping activity as a cost of the inventory produced during the period the stripping costs are incurred. Although dependent in part on the future level of post-production stripping activity which varies from period to period, the Company does not expect that the adoption of EITF 04-6 will have a material impact on its financial position or results of operations for periods following adoption.

WORKING CAPITAL

Working capital totaled $283.9 million at May 31, 2006, compared to $372.8 million at May 31, 2005.

Receivables include tax refund claims of $9.5 million at May 31, 2006. Accounts receivable are presented net of allowances for doubtful receivables of $1.6 million at May 31, 2006 and $2.2 million at May 31, 2005. Provisions for bad debts charged to expense were $300,000 in 2006, $1.1 million in 2005 and $2.1 million in 2004. Uncollectible accounts written off amounted to $900,000 in 2006, $2.7 million in 2005 and $2.0 million in 2004.

Inventories consist of:

In thousands	2006	2005
Finished products	$ 10,341	$ 6,353
Work in process	42,384	34,273
Raw materials	13,881	11,413
Total inventories at LIFO cost	66,606	52,039
Parts and supplies	35,446	31,252
Total inventories	$ 102,052	$ 83,291

Inventories are stated at cost (not in excess of market) with finished products, work in process and raw material inventories using the last-in, first-out ("LIFO") method and parts and supplies inventories using the average cost method. If the average cost method (which approximates current replacement cost) had been used for all of these inventories, inventory values would have been higher by $26.8 million in 2006 and $16.8 million in 2005. In 2005, certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidation was to decrease cost of products sold by approximately $900,000.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," which will become effective for the Company beginning June 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The adoption of this standard is not expected to have an immediate effect on the Company's consolidated financial position or results of operations.

Accrued interest, wages and other items consist of:

In thousands	2006	2005
Interest	$ 8,531	$ 8,908
Employee compensation	33,422	27,919
Income taxes	2,113	2,036
Property taxes and other	10,993	10,586
	$ 55,059	$ 49,449

LONG-TERM DEBT

Long-term debt consists of:

In thousands	2006	2005
Senior secured revolving credit facility expiring in 2010	$ –	$ –
Senior notes due 2013, interest rate 7.25%	250,000	–
Pollution control bonds due through 2007, interest rate 6% (75% of prime)	1,815	2,495
Refinanced debt	–	600,932
Other	371	387
	252,186	603,814
Less current maturities	681	688
	$251,505	$603,126

Refinancing in Connection with the Spin-off of Chaparral. In connection with the spin-off of Chaparral in July 2005 (see "Discontinued Operations" footnote on pages 40 and 41), the Company entered into new financing agreements and purchased the outstanding $600 million aggregate principal amount of its 10.25% senior notes due 2011 ("10.25% Senior Notes"). On July 6, 2005, the Company issued $250 million aggregate principal amount of its new 7.25% senior notes due July 15, 2013 ("7.25% Senior Notes") and entered into a new senior secured revolving credit facility. In addition, Chaparral issued $300 million aggregate principal amount of its new senior notes due 2013 ("Chaparral Senior Notes") and entered into a separate new senior secured revolving credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay the Company a dividend of $341.1 million. The Company used the net proceeds from its offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of its outstanding $600 million aggregate principal amount of 10.25% Senior Notes. The Company paid a total of $699.5 million to the holders of the 10.25% Senior Notes, which was composed of $600 million of principal, $3.6 million of accrued interest and $95.9 million of premiums and consent fees. The Company recorded a charge of $107.0 million related to the early retirement of the 10.25% Senior Notes and old credit facility, consisting of $96.0 million in premiums or consent payments and transaction costs and a write-off of $11.0 million of debt issuance costs and interest rate swap gains and losses associated with the debt repaid. On July 29, 2005, Chaparral became an independent, public company and the Company has no obligations with respect to Chaparral's long-term debt. Chaparral is not a guarantor of any of the Company's indebtedness nor is the Company a guarantor of any Chaparral indebtedness.

7.25% Senior Notes. At any time on or prior to July 15, 2009, the Company may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after July 15, 2009, the Company may redeem the notes at a premium of 103.625% in 2009, 101.813% in 2010 and 100% in 2011 and thereafter. In addition, prior to July 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 107.25% of the principal amount thereof, plus accrued interest with the net cash proceeds from certain equity offerings.

If the Company experiences a change of control, it may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

All of the Company's consolidated subsidiaries have unconditionally guaranteed the 7.25% Senior Notes. The indenture governing the notes contains covenants that will limit the Company's ability and the ability of its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem its stock, make investments, sell assets, incur liens, enter into agreements restricting its subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of its assets.

Senior Secured Revolving Credit Facility. The senior secured revolving credit facility expires in July 2010 and provides up to $200 million of available borrowings. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit are deducted from the borrowing availability under the facility. At May 31, 2006, $27.0 million of the facility was utilized to support letters of credit. Amounts drawn under the facility bear interest either at the LIBOR rate plus a margin of 1% to 2%, or at a base rate (which is the higher of the federal funds rate plus 0.5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on the Company's leverage ratio. Commitment fees are payable currently at an annual rate of 0.375% on the unused portion of the facility. The Company may terminate the facility at any time.

All of the Company's consolidated subsidiaries have guaranteed the Company's obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of the Company's existing and future accounts, inventory, equipment, intellectual property and other personal property, and in all of the Company's equity interest in present and future domestic subsidiaries and 66% of the equity interest in any future foreign subsidiaries.

The credit facility contains covenants restricting, among other things, prepayment or redemption of the Company's new senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. The Company is required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios. At May 31, 2006, the Company was in compliance with all of its loan covenants.

Debt Outstanding at May 31, 2005. On June 6, 2003, the Company issued $600 million of 10.25% Senior Notes. A portion of the net proceeds was used to repay $473.5 million of the outstanding debt at May 31, 2003. The remaining proceeds were used to repurchase the entire outstanding interest in the defined pool of trade receivables previously sold totaling $115.5 million, of which $72.0 million related to continuing operations. The Company recognized a loss on early retirement of debt of $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid. To replace the terminated revolving credit facility and agreement to sell receivables, the Company also entered into a senior secured credit facility expiring June 6, 2007. Available borrowings under the senior secured credit facility were lowered from $200 million to $100 million effective May 27, 2004. As a result, the Company recognized a loss on early retirement of debt of $1.1 million, representing a termination fee of $100,000 and a write-off of $1.0 million of debt issuance costs related to the portion of the facility that was terminated. No borrowings were outstanding under this senior secured credit facility at May 31, 2005; however, $27.1 million of the facility was utilized to support letters of credit. Commitment fees at an annual rate of .375% were paid on the unused portion of the facility.

On February 14, 2005, the Company terminated its outstanding interest rate swap agreements associated with $300 million of the 10.25% Senior Notes resulting in a loss of $6.3 million. On March 11, 2004, the Company terminated its August 5, 2003 interest rate swap agreements associated with $200 million of the 10.25% Senior Notes resulting in a gain of $8.4 million. Gains and losses from interest rate swap terminations have been recorded as increases or decreases in the carrying value of the Company's long-term debt and amortized as adjustments to interest expense over the remaining term of the 10.25% Senior Notes.

Other. Maturities of long-term debt for each of the five succeeding years are $700,000 for 2007, $1.1 million for 2008 and none for 2009 through 2011. The total amount of interest paid was $55.7 million in 2006, $69.5 million in 2005 and $47.8 million in 2004. Interest capitalized was $1.5 million in 2006. No interest was capitalized in 2005 and 2004.

CONVERTIBLE SUBORDINATED DEBENTURES

On June 5, 1998, the Company issued $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the "Debentures"). TXI Capital Trust I (the "Trust"), a Delaware business trust 100% owned by the Company, issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities ("Preferred Securities") to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to the Company of the common securities of the Trust were invested by the Trust in the Debentures which are the sole assets of the Trust.

The Debentures are redeemable for cash, at par, plus accrued and unpaid interest, under certain circumstances relating to federal income tax matters, or in whole or in part at the option of the Company. Upon any redemption of the Debentures, a like aggregate liquidation amount of Preferred Securities will be redeemed. Debentures are convertible at any time prior to the close of business on June 30, 2028, at the option of the holder of the Preferred Securities into shares of the Company's common stock. On July 29, 2005, due to the spin-off of Chaparral the conversion rate was adjusted as provided in the Amended and Restated Trust Agreement of the Trust from .72218 shares to .97468 shares of the Company's common stock for each Preferred Security.

In May 2006, the Company completed an offer to exchange .98914 shares of the Company's common stock for each Preferred Security tendered. A total of 804,240 Preferred Securities were tendered and 795,471 commons shares issued. The exchange reduced the aggregate principal amount of the Debentures by $40.2 million. The exchange resulted in an increase to common stock and additional paid-in capital of $40.1 million. The Company recognized a loss on conversion of $800,000 representing the transaction costs and the market value of the premium paid in common shares. At May 31, 2006, 3,194,504 Preferred Securities representing an undivided beneficial interest in $159.7 million principal amount of Debentures were outstanding.

Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of $2.75 per Preferred Security (equivalent to a rate of 5.5% per annum of the stated liquidation amount of $50 per Preferred Security). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities, to the extent not paid by the Trust (the "Guarantee"). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Trust Agreement of the Trust (including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust other than with respect to the Preferred Securities and the common securities of the Trust), provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 30, 2028, or upon earlier redemption.

COMMITMENTS

Operating Leases. The Company leases certain mobile and other equipment, office space and other items which in the normal course of business are renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) amounted to $20.8 million in 2006, $21.7 million in 2005 and $23.8 million in 2004. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $56.1 million at May 31, 2006. Estimated lease payments for each of the five succeeding years are $15.7 million, $8.8 million, $8.3 million, $7.1 million and $8.4 million.

Purchase Obligations. In December 2005, the Company renegotiated three long-term contracts for the purchase of coal for use in the Company's cement and expanded shale and clay plants in Texas that now require minimum amounts of coal be purchased. The Company expects to utilize these required amounts in the normal course of business operations. Total cost incurred under the contracts amounted to $7.1 million in 2006. Future minimum payment amounts, excluding transportation surcharges that may be imposed under certain circumstances, total $28.6 million in 2007, $31.6 million in 2008 and $18.9 million in 2009.

In November 2005, the Company commenced construction on a project to expand and modernize its Oro Grande, California cement plant. The Company plans to expand the Oro Grande plant to approximately 2.3 million tons of advanced dry process cement production capacity annually, and retire the 1.3 million tons of existing, but less efficient, production after the new plant is commissioned. The Oro Grande project is expected to take at least two years to construct and will cost approximately $358 million excluding capitalized interest related to the project. Costs incurred toward the project excluding capitalized interest totaled $79.8 million as of May 31, 2006.

SHAREHOLDERS' EQUITY

Common stock at May 31 consists of:

In thousands	2006	2005
Shares authorized	40,000	40,000
Shares outstanding	23,945	22,728
Shares held in treasury	1,918	2,339
Shares reserved for stock options and other	3,652	4,036

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. No shares of Cumulative Preferred Stock or Series B Junior Participating Preferred Stock were outstanding as of May 31, 2006. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK-BASED COMPENSATION

Stock Option Plans. The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the "2004 Plan") provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to employees and non-employee directors at market prices at date of grant. Options become exercisable in installments beginning one year after date of grant and expire ten years later. In addition, non-qualified and incentive stock options remain outstanding under the Company's 1993 Stock Option Plan. During 2006, the Company's Board of Directors approved the amendment of certain options to conform the "change of control" provisions in such options with the terms of other agreements of the Company.

A summary of option transactions for the three years ended May 31, 2006, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2003	3,305,423	$28.59
Exercised	(147,735)	20.32
Canceled	(55,420)	33.67
Outstanding at May 31, 2004	3,102,268	28.89
Granted	235,650	60.18
Exercised	(1,547,048)	28.56
Canceled	(54,820)	27.33
Outstanding at May 31, 2005	1,736,050	33.48
Spin-off share adjustment	443,462	–
Granted	223,500	51.71
Exercised	(452,647)	24.62
Canceled	(367,272)	32.28
Outstanding at May 31, 2006	1,583,093	$29.48

Options exercisable as of May 31 were 880,088 shares in 2006, 818,710 shares in 2005 and 2,025,428 shares in 2004 at a weighted-average option price of $25.15, $32.96 and $30.42, respectively. The following table summarizes information about stock options outstanding as of May 31, 2006.

		Range of Exercise Prices	
	$16.04 - $27.85	$31.15 - $38.34	$45.86 - $51.71
Options outstanding			
Shares outstanding	914,647	264,762	403,684
Weighted-average remaining life in years	5.40	2.97	9.17
Weighted-average exercise price	$19.55	$33.99	$49.05
Options exercisable			
Shares exercisable	596,872	248,764	34,452
Weighted-average exercise price	$20.36	$33.75	$45.87

Outstanding options expire on various dates to January 18, 2016. The Company has reserved 2,054,229 shares for future awards under the 2004 Plan.

Non-vested options held by Chaparral's employees and new directors were canceled on July 29, 2005 in connection with the spin-off of Chaparral. Options held by the Company's continuing employees and directors and vested options held by Chaparral's employees and new directors were adjusted based on the closing share prices of the Company and Chaparral on July 29, 2005.

As of May 31, 2006, the aggregate intrinsic value (the difference in the closing market price of the Company's common stock of $48.97 and the exercise price to be paid by the optionee) of stock options outstanding was $30.8 million. The aggregate intrinsic value of exercisable stock options at that date was $21.0 million. During 2006, the total intrinsic value for options exercised (the difference in the market price of the Company's common stock on the exercise date and the price paid by the optionee to exercise the option) was $14.1 million.

As of May 31, 2006, the total future compensation cost related to previous grants of stock options to be recognized in the statement of operations following the adoption of SFAS 123R was $8.6 million. In addition, $300,000 remains to be recognized related to previous grants of restricted stock. The Company currently expects to recognize stock compensation expense of approximately $3.4 million in 2007, $2.6 million in 2008, $1.4 million in 2009, $1.1 million in 2010, and $400,000 in 2011, related to these grants.

Other Stock-based Compensation. The Company has provided stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. At May 31, 2006, outstanding Stock Appreciation Rights totaled 161,311 shares, deferred compensation agreements payable in cash totaled 97,974 shares, deferred compensation agreements payable in common stock totaled 4,238 shares and stock awards totaled 10,020 shares. Total charges under these grants and restricted stock payments included in selling, general and administrative expense were $4.4 million in 2006, $1.8 million in 2005 and $2.1 million in 2004.

INCOME TAXES

The provisions (benefit) for income taxes are composed of:

In thousands	2006	2005	2004
Current	$(14,806)	$(17,000)	$16,500
Deferred	6,581	33,811	319
	$ (8,225)	$16,811	$16,819

A reconciliation of income taxes at the federal statutory rate to the preceding provisions (benefit) follows:

In thousands	2006	2005	2004
Taxes at statutory rate	$ (3,085)	$ 21,789	$ 20,684
Additional depletion	(6,109)	(5,387)	(4,693)
State income taxes	(1,154)	1,159	1,023
Nontaxable insurance benefits	(863)	(772)	(772)
Spin-off and debt conversion costs	2,316	–	–
Other – net	670	22	577
	$ (8,225)	$ 16,811	$ 16,819

The components of the net deferred tax liability at May 31 are summarized below.

In thousands	2006	2005
Deferred tax assets		
Deferred compensation	$ 14,114	$ 10,394
Inventory costs	2,720	2,834
Accrued expenses not currently tax deductible	9,334	8,146
Other comprehensive income	2,457	4,159
Alternative minimum tax credit carryforward	13,696	15,845
Net operating loss carryforward	5,806	–
Total deferred tax assets	48,127	41,378
Deferred tax liabilities		
Property, plant and equipment	32,622	33,768
Goodwill	11,005	5,238
Deferred real estate gains	10,239	4,809
Other	107	3,910
Total deferred tax liabilities	53,973	47,725
Net deferred tax liability	5,846	6,347
Less current deferred tax asset	(15,844)	(12,959)
Long-term deferred tax liability	$ 21,690	$ 19,306

The Company made income tax payments of $4.3 million, $8.9 million and $1.6 million in 2006, 2005 and 2004, respectively, and received income tax refunds of $400,000 in 2004.

The Company incurred federal and state net operating losses in 2006. The Company plans to carry back $9.5 million of its federal net operating loss to offset against federal taxable income in 2005; the remaining balance of the federal net operating loss will be carried forward against expected federal taxable income in 2007. The state net operating losses are planned to be carried forward against expected state taxable income in 2007 and subsequent years. As of May 31, 2006, the Company had an alternative minimum tax credit carryforward of $13.7 million. The credit, which does not expire, is available for offset against future regular federal income tax. Management believes it is more likely than not that its deferred tax assets will be realized.

In 2006, the Company's deferred state income tax provision includes an adjustment to recognize the impact of the newly enacted Texas margin tax. In addition, the Company adjusted its state apportionment factors for the related state deferred taxes as a result of the spin-off of the Chaparral companies.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Company will not realize a benefit in 2006 because of a taxable loss for the year, and is evaluating its impact for 2007.

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations; however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company's compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements, or discovery of currently unknown conditions, could require additional expenditures by the Company.

The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

In connection with the Company's spin-off of Chaparral, the Company entered into a separation and distribution agreement and a tax sharing and indemnification agreement with Chaparral. In these agreements, the Company has indemnified Chaparral against, among other things, any liabilities arising out of the businesses, assets or liabilities retained by the Company and any taxes imposed on Chaparral in connection with the spin-off that result from the Company's breach of its covenants in the tax sharing and indemnification agreement. Chaparral has indemnified the Company against, among other things, any liabilities arising out of the businesses, assets or liabilities transferred to Chaparral and any taxes imposed on the Company in connection with the spin-off that result from Chaparral's breach of its covenants in the tax sharing and indemnification agreement.

The Company and Chaparral have made certain covenants to each other in connection with the spin-off that prohibit the Company and Chaparral from taking certain actions. Pursuant to these covenants: (1) neither the Company nor Chaparral will liquidate, merge, or consolidate with any other person, sell, exchange, distribute or otherwise dispose of our assets (or those of certain of our subsidiaries) except in the ordinary course of business, or enter into any substantial negotiations, agreements, or arrangements with respect to any such transaction, during the six months following the distribution date of July 29, 2005; (2) the Company and Chaparral will, for a minimum of two years after the distribution date, continue the active conduct of the cement or steel business, respectively; (3) neither the Company nor Chaparral will repurchase its stock for two years following the distribution except in certain circumstances permitted by the IRS; (4) the Company and Chaparral will not take any actions inconsistent with the representations made in the separation and distribution agreement or in connection with the issuance by the Company's tax counsel of its tax opinion with respect to the spin-off; and (5) the Company and

Chaparral will not take or fail to take any other action that would result in any tax being imposed on the spin-off. The Company or Chaparral may take actions inconsistent with these covenants if it obtains an unqualified opinion of counsel or a private letter ruling from the IRS that such actions will not cause the spin-off to become taxable, except that Chaparral may not, under any circumstances, take any action described in (1) above.

INCENTIVE PLANS

All personnel employed as of May 31 and not subject to production-based incentive awards share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Compensation Committee of the Board of Directors. Incentive compensation included in selling, general and administrative expense was $19.3 million in 2006, $10.8 million in 2005 and $6.7 million in 2004.

BUSINESS SEGMENTS

Following the spin-off of the Company's steel operations, the Company's continuing operations were organized into three business segments: cement, aggregates and consumer products. The Company's business segments are managed separately along product lines. Through the cement segment the Company produces and sells gray portland cement as its principal product. Through the aggregates segment the Company produces and sells stone, sand and gravel as its principal products, as well as expanded shale and clay aggregates. Through the consumer products segment the Company produces and sells ready-mix concrete as its principal product, as well as packaged concrete and related products. The Company accounts for intersegment sales at market prices. Segment operating profit consists of net sales less operating costs and expenses, including certain operating overhead and other income items not allocated to a specific segment. Corporate includes administrative, financial, legal, environmental, human resources and real estate activities which are not allocated to operations and are excluded from segment operating profit. Identifiable assets by segment are those assets that are used in the Company's operation in each segment. Corporate assets consist primarily of cash and cash equivalents, real estate and other financial assets not identified with a business segment.

The following is a summary of operating results and certain other financial data for the Company's business segments.

In thousands	2006	2005	2004
Net sales			
Cement			
Sales to external customers	$ 398,210	$ 368,325	$ 326,379
Intersegment sales	73,272	63,570	57,244
Aggregates			
Sales to external customers	220,812	192,378	172,501
Intersegment sales	31,769	29,966	30,951
Consumer products			
Sales to external customers	324,900	274,100	268,299
Intersegment sales	16,086	12,040	10,158
Eliminations	(121,127)	(105,576)	(98,353)
Total net sales	$ 943,922	$ 834,803	$ 767,179
Segment operating profit			
Cement	$ 110,953	$ 82,719	$ 66,069
Aggregates	48,397	29,370	18,517
Consumer products	10,291	5,791	11,543
Unallocated overhead and other income – net	(10,181)	(4,307)	26,680
Total segment operating profit	159,460	113,573	122,809
Corporate			
Selling, general and administrative expense	(39,110)	(33,272)	(28,658)
Interest	(31,155)	(23,533)	(24,102)
Loss on debt retirements and spin-off charges	(113,247)	(894)	(12,302)
Other income	15,238	6,381	1,349
Income (loss) from continuing operations before income taxes	$ (8,814)	$ 62,255	$ 59,096
Identifiable assets			
Cement	$ 511,944	$ 425,348	$ 438,823
Aggregates	166,944	164,625	154,174
Consumer products	90,635	86,413	80,799
Corporate	311,047	403,441	244,352
Discontinued operations	–	1,114,627	1,032,897
Total assets	$ 1,080,570	$ 2,194,454	$ 1,951,045
Depreciation, depletion and amortization			
Cement	$ 23,525	$ 24,826	$ 24,466
Aggregates	13,925	12,748	12,733
Consumer products	6,290	7,169	8,331
Corporate	1,215	1,731	1,879
Total depreciation, depletion and amortization	$ 44,955	$ 46,474	$ 47,409
Capital expenditures			
Cement	$ 88,725	$ 18,099	$ 7,189
Aggregates	12,821	18,041	5,307
Consumer products	7,745	8,847	3,049
Corporate	954	1,191	342
Total capital expenditures	$ 110,245	$ 46,178	$ 15,887
Net sales by product			
Cement	$ 374,322	$ 341,252	$ 305,580
Stone, sand and gravel	114,692	99,622	89,956
Ready-mix concrete	264,967	222,420	206,126
Other products	109,775	97,700	106,308
Delivery fees	80,166	73,809	59,209
Total net sales	$ 943,922	$ 834,803	$ 767,179

All sales were made in the United States during the periods presented with no single customer representing more than 10 percent of sales.

Aggregates segment operating profit in 2006 includes a gain of $24.0 million from the sale of land associated with its expanded shale and clay aggregate operations in south Texas. Unallocated other income in 2004 includes a gain of $34.7 million from the sale of the Company's Texas and Louisiana brick production facilities.

Cement capital expenditures include $73.2 million in 2006, $6.4 million in 2005 and $700,000 in 2004, incurred in connection with the expansion and modernization of the Company's Oro Grande, California cement plant. Other capital expenditures incurred represent normal replacement and technological upgrades of existing equipment and acquisitions to sustain existing operations in each segment.

RETIREMENT PLANS

Defined Contribution Plans. Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for these plans was $4.4 million in 2006, $3.5 million in 2005 and $2.8 million in 2004. It is the Company's policy to fund the plans to the extent of charges to income.

Riverside Defined Benefit Plans. Approximately 600 employees and retirees of Riverside Cement Company, a subsidiary of the Company, are covered by a defined benefit pension plan and a postretirement health benefit plan. Unrecognized prior service costs and actuarial gains or losses for these plans are recognized in a systematic manner over the remaining service periods of active employees expected to receive benefits under these plans. The amount of the defined benefit pension plan and postretirement health benefit plan expense charged to costs and expenses was as follows:

	Defined Pension Benefit			Health Benefit		
In thousands	2006	2005	2004	2006	2005	2004
Service cost	$ 572	$ 436	$ 915	$107	$ 91	$ 269
Interest cost	2,496	2,575	2,363	346	494	767
Expected return on plan assets	(2,764)	(2,441)	(2,011)	–	–	–
Amortization of prior service cost	–	–	–	(846)	(845)	(346)
Amortization of net actuarial loss	1,054	500	932	739	904	840
	$1,358	$1,070	$2,199	$346	$644	$1,530
Weighted average assumptions used to determine net cost						
Assumed discount rate	5.40%	6.60%	6.00%	5.40%	6.60%	6.00%
Assumed long-term rate of return on pension plan assets	8.50%	8.50%	8.50%	–	–	–
Average long-term pay progression	3.00%	3.80%	3.80%	–	–	–

The Company contributes amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as are considered appropriate. The Company expects to make a contribution of $2.6 million in 2007.

Obligation and asset data for the defined benefit pension plan and health benefit plan at May 31, 2006 were as follows:

In thousands	Defined Pension Benefit 2006	Defined Pension Benefit 2005	Health Benefit 2006	Health Benefit 2005
Change in projected benefit obligation				
Benefit obligation at beginning of year	$46,650	$ 39,526	$ 6,524	$ 7,666
Service cost	572	436	107	91
Interest cost	2,496	2,575	346	494
Participants' contributions	–	–	180	122
Benefits paid	(2,101)	(1,939)	(450)	(524)
Actuarial loss (gain)	(5,108)	6,052	(942)	(1,325)
Benefit obligation at end of year	$42,509	$ 46,650	$ 5,765	$ 6,524
Change in plan assets				
Fair value of plan assets at beginning of year	$31,407	$ 26,801	$ –	$ –
Actual return on plan assets	1,619	2,445	–	–
Employer contribution	3,000	4,100	270	402
Benefits paid	(2,101)	(1,939)	(270)	(402)
Fair value of plan assets at end of year	$33,925	$ 31,407	$ –	$ –
Reconciliation of funded status				
Funded status	$ (8,584)	$(15,243)	$(5,765)	$ (6,524)
Unrecognized net actuarial loss	9,243	14,260	8,426	10,107
Unrecognized prior service cost	–	–	(8,957)	(9,803)
Net accrued benefit cost at end of year	$ 659	$ (983)	$(6,296)	$ (6,220)
Amounts recognized in the balance sheet				
Accrued benefit cost	$ 659	$ (983)	$(6,296)	$ (6,220)
Additional minimum liability	(7,020)	(11,882)	–	–
Pension liability adjustment	7,020	11,882	–	–
Net amount recognized at end of year	$ 659	$ (983)	$(6,296)	$ (6,220)
Accumulated benefit obligation	$40,286	$ 44,272	$ –	$ –
Weighted average assumptions used to determine benefit obligations				
Assumed discount rate	6.50%	5.40%	6.50%	5.40%
Average long-term pay progression	3.00%	3.00%	–	–

The estimated future benefit payments under the defined benefit pension plan for each of the five succeeding years are $2.2 million, $2.3 million, $2.4 million, $2.5 million and $2.6 million and for the five-year period thereafter an aggregate of $15.7 million.

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. Investment performance and plan asset mix are periodically reviewed with external consultants. Plan assets are currently allocated to the fixed income and equity categories of investments in a manner that varies in the short term, but has a long-term objective of averaging approximately 55% in equity securities and 45% in fixed income securities. Within these categories, investments are allocated to multiple asset classes. The expected long-term rate of return on plan assets of 8.5% for 2006 was determined by considering historical and expected returns for each asset class and the effect of periodic asset rebalancing and, for underperforming assets, reallocation. The current allocation of plan assets has both a long-term and a short-term historical rate of return that exceeds the plan objectives. While historical returns are not guarantees of future performance, these allocations are expected to meet the objectives of the plan.

The actual defined benefit pension plan asset allocation at May 31, 2006 and 2005, and the target asset allocation for 2007, by asset category were as follows

% of Plan Assets	2006	2005	Target 2007
Fixed income securities	40%	41%	45%
Equity securities	60%	59%	55%
	100%	100%	100%

The health benefit plan provisions were amended in 2003 for non-union active employees such that a non-union active employee who did not retire on or before December 31, 2003 is no longer eligible for any postretirement medical and/or life insurance benefits. Additional plan changes effective January 1, 2005 and January 1, 2007 reduce the percentage of the annual cost of the retiree's and dependent's health insurance to be paid by the Company and set a limit on the total annual cost the Company will incur.

The assumed health care cost trend rates attributed to all participant age groups were 10% for 2006 and 9% for 2007, declining to an ultimate trend rate of 6% in 2009. Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the health benefit obligation at May 31, 2006 by approximately $250,000 and the 2006 plan expense by approximately $25,000.

The estimated future benefit payments under the health benefit plan for each of the five succeeding years are $400,000 per year and for the five-year period thereafter an aggregate of $2.2 million.

Financial Security Defined Benefit Plans. The Company has a series of financial security plans ("FSP") that are non-qualified defined benefit plans providing retirement and death benefits to substantially all of the Company's executive and certain managerial employees. The plans are contributory but not funded.

The amount of FSP benefit expense and the projected FSP benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 6% in 2006 and 2005. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the balance sheet. The amount of FSP benefit expense charged to costs and expenses was as follows:

In thousands	2006	2005	2004
Service cost	$1,949	$2,420	$1,458
Interest cost	1,673	1,560	1,404
Amortization of transition amount	–	164	171
Recognized actuarial loss	–	3,072	646
Participant contributions	(306)	(273)	(297)
	$3,316	$6,943	$3,382

The following provides a reconciliation of the FSP benefit obligation.

In thousands	2006	2005
Change in projected benefit obligation		
Benefit obligation at beginning of year	$27,169	$20,187
Service cost	1,949	2,420
Interest cost	1,673	1,560
Amortization of transition amount	–	164
Recognized actuarial loss	–	3,072
Transferred from Chaparral	–	1,915
Benefits paid	(2,629)	(2,149)
Benefit obligation/funded status at end of year	$28,162	$27,169

The estimated future benefit payments under the financial security plans for each of the five succeeding years are $2.2 million, $2.3 million, $2.8 million, $3.1 million and $3.5 million and for the five-year period thereafter an aggregate of $18.7 million.

DISCONTINUED OPERATIONS

On December 15, 2004, the Company's board of directors adopted a plan to spin off the Company's steel operations, which was completed on July 29, 2005. In anticipation of the spin-off, the Company entered into the following transactions:

The Company formed Chaparral Steel Company as a wholly-owned subsidiary. On June 25, 2005, the Company contributed to Chaparral all of its subsidiaries engaged in the steel business. On July 6, 2005, the Company contributed or transferred to Chaparral real estate and transportation assets used in the steel business. Chaparral assumed all liabilities arising out of the steel business and the transferred assets.

At various times the Company settled intercompany indebtedness between and among the Company and its subsidiaries, including its subsidiaries engaged in the steel business. The Company settled these accounts through offsets, contributions of such indebtedness to the capital of the debtor subsidiaries and other non-cash transfers. By the effective date of the spin-off, the Company had contributed to the capital of Chaparral and its subsidiaries the net intercompany indebtedness owed to it by Chaparral and its subsidiaries.

On July 6, 2005, the Company issued $250 million principal amount of its 7.25% Senior Notes, entered into a new $200 million senior secured revolving credit facility with a syndicate of lenders, and terminated its then existing credit facility. The Company received net proceeds from the note offering of $245.0 million. The terms of the new 7.25% Senior Notes and credit facility are more fully described in the "Long-term Debt" footnote on pages 29 and 30.

On July 6, 2005, Chaparral issued $300 million principal amount of senior notes and entered into a new $150 million credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay the Company a dividend of $341.1 million.

On July 6, 2005, the Company used the net proceeds from its offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of its outstanding $600 million principal amount of 10.25% Senior Notes. The Company paid a total of $699.5 million to the holders of the 10.25% Senior Notes, which was composed of $600 million of principal, $3.6 million of accrued interest and $95.9 million of premiums and consent fees.

As a consequence of the spin-off:

On July 29, 2005, Chaparral became an independent, public company. The Company has no further ownership interest in Chaparral or in any steel business, and Chaparral has no ownership interest in the Company. In addition, Chaparral is not a guarantor of any of the Company's indebtedness nor is the Company a guarantor of any Chaparral indebtedness. The Company's relationship with Chaparral is now governed by a separation and distribution agreement and the ancillary agreements described in that agreement. The terms of the agreements are more fully described in the "Legal Proceedings and Contingent Liabilities" note on pages 34 and 35.

The Company recorded a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and old credit facility and incurred $5.4 million in spin-off related charges.

As a result of the spin-off of Chaparral, the consolidated balance sheets of the Company as of May 31, 2005, the related consolidated statements of operations and cash flows for the years ended May 31, 2005 and 2004, and the related notes thereto have been reclassified to present the steel business as a discontinued operation. Interest expense has been allocated to discontinued operations based on the amount of the Company's consolidated debt attributable to the steel operations. The total amount of interest allocated was $5.4 million in 2006, $47.3 million in 2005 and $49.6 million in 2004.

Summarized financial information for discontinued operations is presented below:

In thousands	2006(a)	2005	2004
Net sales	$198,893	$1,116,376	$905,324
Costs and expenses	185,509	994,692	912,875
Income (loss) before income taxes	13,384	121,684	(7,551)
Income taxes (benefit)	4,693	42,605	(2,693)
	8,691	79,079	(4,858)
Cumulative effect of accounting change – net of income taxes	–	–	480
Income (loss) from discontinued operations	$ 8,691	$ 79,079	$ (4,378)

(a) Includes operations through July 29, 2005.

The following is a summary of the assets and liabilities of discontinued operations as of the July 29, 2005 spin-off and May 31, 2005.

In thousands	**July 29, 2005**	**May 31, 2005**
Assets		
Current assets	$ 361,863	$ 393,417
Property, plant and equipment – net	623,165	628,457
Goodwill	85,167	85,167
Other assets	16,742	7,586
Assets of discontinued operations	1,086,937	1,114,627
Liabilities		
Current liabilities	76,568	130,757
Long-term debt	350,000	–
Deferred income taxes and other credits	142,395	147,770
Liabilities of discontinued operations	568,963	278,527
	517,974	836,100
Total distribution charged to retained earnings	(517,974)	–
Net assets of discontinued operations	$ –	$ 836,100

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On July 6, 2005, Texas Industries, Inc. (the parent company) issued $250 million principal amount of its 7.25% Senior Notes. All existing consolidated subsidiaries of the parent company are 100% owned and, excluding its Chaparral subsidiaries, provide a joint and several, full and unconditional guarantee of the securities. There are no significant restrictions on the parent company's ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on a guarantor subsidiary's ability to obtain funds from the parent company or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and statements of cash flows are provided for the parent company, all guarantor subsidiaries and all non-guarantor subsidiaries. The information has been presented as if the parent company accounted for its ownership of the guarantor and non-guarantor subsidiaries using the equity method of accounting.

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating balance sheet at May 31, 2006					
Cash and cash equivalents	$ 78,569	$ 5,570	$ –	$ –	$ 84,139
Short-term investments	50,606	–	–	–	50,606
Receivables – net	9,543	123,306	–	–	132,849
Intercompany receivables	585	93,160	–	(93,745)	–
Inventories	–	102,052	–	–	102,052
Deferred income taxes and prepaid expenses	6,234	27,365	–	–	33,599
Total current assets	145,537	351,453	–	(93,745)	403,245
Goodwill	–	58,395	–	–	58,395
Real estate and investments	96,347	29,566	–	–	125,913
Deferred charges and intangibles	16,790	5,916	–	–	22,706
Assets of discontinued operations	–	–	–	–	–
Investment in subsidiaries	699,775	–	–	(699,775)	–
Long-term intercompany receivables	50,000	–	–	(50,000)	–
Property, plant and equipment – net	–	470,311	–	–	470,311
Total assets	$1,008,449	$ 915,641	$ –	$ (843,520)	$1,080,570
Accounts payable	$ 184	$ 63,397	$ –	$ –	$ 63,581
Intercompany payables	93,160	585	–	(93,745)	–
Accrued interest, wages and other items	14,102	40,957	–	–	55,059
Current portion of long-term debt	681	–	–	–	681
Total current liabilities	108,127	104,939	–	(93,745)	119,321
Long-term debt	251,505	–	–	–	251,505
Convertible subordinated debentures	159,725	–	–	–	159,725
Long-term intercompany payables	–	50,000	–	(50,000)	–
Deferred income taxes and other credits	16,028	60,927	–	–	76,955
Liabilities of discontinued operations	–	–	–	–	–
Shareholders' equity	473,064	699,775	–	(699,775)	473,064
Total liabilities and shareholders' equity	$1,008,449	$ 915,641	$ –	$ (843,520)	$1,080,570

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating balance sheet at May 31, 2005					
Cash and cash equivalents	$ 241,287	$ 10,313	$ –	$ –	$ 251,600
Short-term investments	–	–	–	–	–
Receivables – net	–	117,363	–	–	117,363
Intercompany receivables	240,978	15,360	–	(256,338)	–
Inventories	–	83,291	–	–	83,291
Deferred income taxes and prepaid expenses	698	28,056	–	–	28,754
Total current assets	482,963	254,383	–	(256,338)	481,008
Goodwill	–	58,395	–	–	58,395
Real estate and investments	–	100,200	–	–	100,200
Deferred charges and intangibles	17,284	10,287	–	–	27,571
Assets of discontinued operations	557,363	490,179	1,660,345	(1,593,260)	1,114,627
Investment in subsidiaries	1,221,131	–	–	(1,221,131)	–
Long-term intercompany receivables	50,000	–	–	(50,000)	–
Property, plant and equipment – net	–	412,653	–	–	412,653
Total assets	$2,328,741	$1,326,097	$1,660,345	$(3,120,729)	$2,194,454
Accounts payable	$ 297	$ 57,725	$ –	$ –	$ 58,022
Intercompany payables	15,360	240,978	–	(256,338)	–
Accrued interest, wages and other items	11,084	38,365	–	–	49,449
Current portion of long-term debt	680	8	–	–	688
Total current liabilities	27,421	337,076	–	(256,338)	108,159
Long-term debt	602,747	379	–	–	603,126
Convertible subordinated debentures	199,937	–	–	–	199,937
Long-term intercompany payables	–	50,000	–	(50,000)	–
Deferred income taxes and other credits	815	76,323	–	–	77,138
Liabilities of discontinued operations	570,254	459	1,300,581	(1,592,767)	278,527
Shareholders' equity	927,567	861,860	359,764	(1,221,624)	927,567
Total liabilities and shareholders' equity	$2,328,741	$1,326,097	$1,660,345	$(3,120,729)	$2,194,454
Condensed consolidating statement of operations for year ended May 31, 2006					
Net sales	$ –	$ 943,922	$ –	$ –	$ 943,922
Cost of products sold	–	766,941	–	–	766,941
Gross profit	–	176,981	–	–	176,981
Selling, general and administrative	4,736	83,927	–	–	88,663
Interest	32,665	1,990	–	(3,500)	31,155
Loss on debt retirements and spin-off charges	113,247	–	–	–	113,247
Other income	(5,823)	(41,447)	–	–	(47,270)
Intercompany other income	(3,500)	–	–	3,500	–
	141,325	44,470	–	–	185,795
Income (loss) before the following items	(141,325)	132,511	–	–	(8,814)
Income taxes (benefit)	(49,929)	41,704	–	–	(8,225)
	(91,396)	90,807	–	–	(589)
Income (loss) from discontinued operations – net of income taxes	–	(176)	8,867	–	8,691
Accounting change – net of income taxes	–	–	–	–	–
Equity in earnings of subsidiaries	99,498	–	–	(99,498)	–
Net income	$ 8,102	$ 90,631	$ 8,867	$ (99,498)	$ 8,102

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of operations for year ended May 31, 2005					
Net sales	$ –	$834,803	$ –	$ –	$834,803
Cost of products sold	–	692,429	–	(15)	692,414
Gross profit	–	142,374	–	15	142,389
Selling, general and administrative	1,402	77,032	–	–	78,434
Interest	70,592	3,715	–	(50,774)	23,533
Loss on debt retirements and spin-off charges	894	–	–	–	894
Other income	(3,411)	(19,316)	–	–	(22,727)
Intercompany other income	(50,774)	–	–	50,774	–
	18,703	61,431	–	–	80,134
Income (loss) before the following items	(18,703)	80,943	–	15	62,255
Income taxes (benefit)	(5,750)	22,556	–	5	16,811
	(12,953)	58,387	–	10	45,444
Income (loss) from discontinued operations – net of income taxes	–	(1,320)	80,399	–	79,079
Accounting change – net of income taxes	–	–	–	–	–
Equity in earnings of subsidiaries	137,476	–	–	(137,476)	–
Net income	$124,523	$ 57,067	$80,399	$(137,466)	$124,523
Condensed consolidating statement of operations for year ended May 31, 2004					
Net sales	$ –	$ 767,179	$ –	$ –	$767,179
Cost of products sold	–	637,362	–	(15)	637,347
Gross profit	–	129,817	–	15	129,832
Selling, general and administrative	1,813	72,965	36	–	74,814
Interest	70,493	6,903	31	(53,325)	24,102
Loss on debt retirements and spin-off charges	12,302	–	–	–	12,302
Other income	(35,221)	(5,261)	–	–	(40,482)
Intercompany other income	(53,161)	(181)	(29)	53,371	–
	(3,774)	74,426	38	46	70,736
Income (loss) before the following items	3,774	55,391	(38)	(31)	59,096
Income taxes (benefit)	(10,892)	27,735	(13)	(11)	16,819
	14,666	27,656	(25)	(20)	42,277
Income (loss) from discontinued operations – net of income taxes	–	(1,381)	(2,902)	(95)	(4,378)
Accounting change – net of income taxes	–	(1,551)	–	–	(1,551)
Equity in earnings of subsidiaries	21,682	–	–	(21,682)	–
Net income	$ 36,348	$ 24,724	$ (2,927)	$ (21,797)	$ 36,348

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2006					
Operating activities					
Cash provided (used) by continuing operating activities	$ 4,499	$ 81,783	$ –	$ 11,087	$ 97,369
Cash provided (used) by discontinued operating activities	–	–	3,309	(11,087)	(7,778)
Net cash provided by operating activities	4,499	81,783	3,309	–	89,591
Investing activities					
Capital expenditures – expansions	–	(73,212)	–	–	(73,212)
Capital expenditures – other	–	(37,033)	–	–	(37,033)
Proceeds from asset disposals	–	23,107	–	–	23,107
Purchases of short-term investments	(50,500)	–	–	–	(50,500)
Investments in life insurance contracts	(4,366)	–	–	–	(4,366)
Intercompany investing activities	341,139	–	–	(341,139)	–
Other – net	–	612	–	–	612
Cash provided (used) by continuing investing activities	286,273	(86,526)	–	(341,139)	(141,392)
Cash used by discontinued investing activities	–	–	(343,896)	341,139	(2,757)
Net cash provided (used) by investing activities	286,273	(86,526)	(343,896)	–	(144,149)
Financing activities					
Long-term borrowings	250,000	–	–	–	250,000
Debt retirements	(600,700)	–	–	–	(600,700)
Debt issuance costs	(7,363)	–	–	–	(7,363)
Debt retirement costs	(96,029)	–	–	–	(96,029)
Interest rate swap terminations	–	–	–	–	–
Stock option exercises	7,510	–	–	–	7,510
Common dividends paid	(6,908)	–	–	–	(6,908)
Cash provided (used) by continuing financing activities	(453,490)	–	–	–	(453,490)
Cash provided by discontinued financing activities	–	–	340,587	–	340,587
Net cash provided (used) by financing activities	(453,490)	–	340,587	–	(112,903)
Increase (decrease) in cash and cash equivalents	(162,718)	(4,743)	–	–	(167,461)
Cash and cash equivalents at beginning of year	241,287	10,313	–	–	251,600
Cash and cash equivalents at end of year	$ 78,569	$ 5,570	$ –	$ –	$ 84,139

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2005					
Operating activities					
Cash provided (used) by continuing operating activities	$ 78,752	$110,609	$ –	$(44,941)	$144,420
Cash provided (used) by discontinued operating activities	–	1,585	26,578	44,941	73,104
Net cash provided by operating activities	78,752	112,194	26,578	–	217,524
Investing activities					
Capital expenditures – expansions	–	(6,365)	–	–	(6,365)
Capital expenditures – other	–	(39,813)	–	–	(39,813)
Proceeds from asset disposals	–	7,136	–	–	7,136
Purchases of short-term investments	–	–	–	–	–
Investments in life insurance contracts	–	(58,798)	–	–	(58,798)
Intercompany investing activities	–	–	–	–	–
Other – net	–	(677)	–	–	(677)
Cash provided (used) by continuing investing activities	–	(98,517)	–	–	(98,517)
Cash used by discontinued investing activities	–	(1,585)	(26,578)	–	(28,163)
Net cash provided (used) by investing activities	–	(100,102)	(26,578)	–	(126,680)
Financing activities					
Long-term borrowings	–	–	–	–	–
Debt retirements	(680)	(19)	–	–	(699)
Debt issuance costs	(39)	–	–	–	(39)
Debt retirement costs	–	–	–	–	–
Interest rate swap terminations	(6,315)	–	–	–	(6,315)
Stock option exercises	41,399	–	–	–	41,399
Common dividends paid	(6,643)	–	–	–	(6,643)
Cash provided (used) by continuing financing activities	27,722	(19)	–	–	27,703
Cash provided by discontinued financing activities	–	–	–	–	–
Net cash provided (used) by financing activities	27,722	(19)	–	–	27,703
Increase (decrease) in cash and cash equivalents	106,474	12,073	–	–	118,547
Cash and cash equivalents at beginning of year	134,813	(1,760)	–	–	133,053
Cash and cash equivalents at end of year	$241,287	$ 10,313	$ –	$ –	$251,600

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2004					
Operating activities					
Cash provided (used) by continuing operating activities	$ (12,579)	$ 10,184	$ –	$1,400	$ (995)
Cash provided (used) by discontinued operating activities	–	265	13,803	(1,400)	12,668
Net cash provided by operating activities	(12,579)	10,449	13,803	–	11,673
Investing activities					
Capital expenditures – expansions	–	(731)	–	–	(731)
Capital expenditures – other	–	(15,156)	–	–	(15,156)
Proceeds from asset disposals	37,858	9,385	–	–	47,243
Purchases of short-term investments	–	–	–	–	–
Investments in life insurance contracts	–	(1,162)	–	–	(1,162)
Intercompany investing activities	–	–	–	–	–
Other – net	–	(2,875)	–	–	(2,875)
Cash provided (used) by continuing investing activities	37,858	(10,539)	–	–	27,319
Cash used by discontinued investing activities	–	(265)	(13,803)	–	(14,068)
Net cash provided (used) by investing activities	37,858	(10,804)	(13,803)	–	13,251
Financing activities					
Long-term borrowings	718,097	–	–	–	718,097
Debt retirements	(592,278)	(120)	–	–	(592,398)
Debt issuance costs	(16,378)	–	–	–	(16,378)
Debt retirement costs	(8,605)	–	–	–	(8,605)
Interest rate swap terminations	8,358	–	–	–	8,358
Stock option exercises	2,515	–	–	–	2,515
Common dividends paid	(6,336)	–	–	–	(6,336)
Cash provided (used) by continuing financing activities	105,373	(120)	–	–	105,253
Cash provided by discontinued financing activities	–	–	–	–	–
Net cash provided (used) by financing activities	105,373	(120)	–	–	105,253
Increase (decrease) in cash and cash equivalents	130,652	(475)	–	–	130,177
Cash and cash equivalents at beginning of year	4,161	(1,285)	–	–	2,876
Cash and cash equivalents at end of year	$134,813	$ (1,760)	$ –	$ –	$133,053

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following is a summary of quarterly financial information (in thousands, except per share).

2006	Aug.	Nov.	Feb.	May
Net sales	$241,884	$220,764	$216,763	$264,511
Gross profit	47,663	22,829	37,366	69,123
Earnings				
Income (loss) from continuing operations[(1) (2)]	(60,024)	6,194	11,311	41,930
Income from discontinued operations	8,691	–	–	–
Net income (loss)	(51,333)	6,194	11,311	41,930
Per share				
Basic earnings (loss)				
Income (loss) from continuing operations	(2.63)	.27	.49	1.80
Income from discontinued operations	.38	–	–	–
Net income (loss)	(2.25)	.27	.49	1.80
Diluted earnings (loss)				
Income (loss) from continuing operations	(2.63)	.26	.47	1.58
Income from discontinued operations	.38	–	–	–
Net income (loss)	(2.25)	.26	.47	1.58

2005	Aug.	Nov.	Feb.	May
Net sales	$209,073	$194,598	$181,039	$250,093
Gross profit	31,455	28,449	16,801	65,684
Earnings				
Income from continuing operations	7,527	9,742	1,482	26,693
Income from discontinued operations	28,356	21,215	14,508	15,000
Net income	35,883	30,957	15,990	41,693
Per share				
Basic earnings				
Income from continuing operations	.35	.45	.06	1.17
Income from discontinued operations	1.33	.97	.65	.66
Net income	1.68	1.42	.71	1.83
Diluted earnings				
Income from continuing operations	.34	.43	.06	1.09
Income from discontinued operations	1.28	.93	.63	.57
Net income	1.62	1.36	.69	1.66

(1) In connection with the July 2005 spin-off of the Company's steel segment and related debt refinancing, the Company recorded a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and old credit facility and incurred $5.4 million in spin-off related charges.

(2) On May 31, 2006, the Company sold land associated with its expanded shale and clay aggregate operations in south Texas for a total pretax gain of $24.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in the "Summary of Significant Accounting Policies" footnote to the consolidated financial statements, in fiscal year 2004 the Company changed its method of accounting for asset retirement obligations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Texas Industries, Inc. and subsidiaries' internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 19, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
July 19, 2006

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining a system of internal control over financial reporting that is designed to provide reasonable assurance, in a cost-effective manner, that financial statements are prepared in accordance with generally accepted accounting principles, assets are safeguarded, and transactions occur and are recorded in accordance with management's authorization. Internal control systems over financial reporting have inherent limitations and may not prevent or detect all material misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance that the internal control objectives are met.

With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2006. The criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework* were used by management in its assessment. Based on the assessment, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2006.

Management's assessment of the effectiveness of internal control over financial reporting as of May 31, 2006 has been audited by Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements. This audit report appears on the next page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Texas Industries, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Texas Industries, Inc. and subsidiaries maintained effective internal control over financial reporting as of May 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Texas Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2006, and our report dated July 19, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Dallas, Texas
July 19, 2006

COMMON STOCK PRICES AND DIVIDENDS

The following table sets forth for each of the quarterly periods indicated the high and low prices per share for Texas Industries common stock as reported on the New York Stock Exchange composite tape and dividends paid per share. Stock prices prior to July 29, 2005, the last trading day before the spin-off of Chapparral Steel Company, have not been adjusted for the value of the distribution.

	Aug.	Nov.	Feb.	May
2006				
Stock prices				
High	$74.75	$62.81	$62.00	$70.00
Low	46.02	45.62	48.85	47.56
Dividends paid	.075	.075	.075	.075
2005				
Stock prices				
High	$44.17	$60.00	$68.54	$69.01
Low	36.24	43.89	55.68	42.00
Dividends paid	.075	.075	.075	.075

SHAREHOLDER INFORMATION

CORPORATE OFFICE

1341 West Mockingbird Lane
Dallas, Texas 75247-6913
Telephone: 972-647-6700 Fax: 972-647-3878

WEB ADDRESS

Visit us at www.txi.com

FORM 10-K REQUESTS

Shareholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 2006, as filed with the Securities and Exchange Commission. Email requests may be directed to investor@txi.com or written requests to Investor Relations at the Corporate Office. The information contained herein is not given in connection with any sale or offer of, or solicitation of any offer to buy, any securities.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
Shareholder Inquiries 800-454-8620

STOCK EXCHANGE LISTING

New York Stock Exchange
Texas Industries, Inc. Common - TXI
TXI Capital Trust I Preferred - TXI Pr S

ANNUAL MEETING

The Annual Meeting of Shareholders of Texas Industries, Inc. will be held on Tuesday, October 17, 2006 at 9:30 a.m. at the James M. Collins Executive Education Center, located at 3150 Binkley, on the campus of Southern Methodist University in Dallas, Texas. Proxies for this meeting will be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the Company.

1341 West Mockingbird Lane, Dallas, Texas 75247-6913